Form U-13-60
                     Mutual and Subsidiary Service Companies


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2003 and Ending December 31, 2003



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                          A Subsidiary Service Company



                       Date of Organization: July 12, 2000

 State or Sovereign Power under which Incorporated or Organized: North Carolina


          Location of Principal Executive Offices of Reporting Company:

                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601


                     Name, title, and address of officer to
                       whom correspondence concerning this
                           report should be addressed:

                             Robert H. Bazemore, Jr.
                          Vice President and Controller
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601


         Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                              Progress Energy, Inc.

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The Service Company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The Service Company shall submit with each annual report a listing of the currently effective methods of allocation being used by the Service Company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                 Schedule or             Page
Description of Schedules and Accounts                           Account Number          Number

COMPARATIVE BALANCE SHEET                                       Schedule     I           4-5

  Service Company Property                                      Schedule     II          6-7
  Accumulated Provision for Depreciation and
   Amortization of Service Company Property                     Schedule     III         8
  Investments                                                   Schedule     IV          9
  Accounts Receivable from Associate Companies                  Schedule     V           10
  Fuel Stock Expenses Undistributed                             Schedule     VI          11
  Stores Expense Undistributed                                  Schedule     VII         12
  Miscellaneous Current and Accrued Assets                      Schedule     VIII        13
  Miscellaneous Deferred Debits                                 Schedule     IX          14
  Research, Development, or Demonstration
   Expenditures                                                 Schedule     X           15
  Proprietary Capital                                           Schedule     XI          16
  Long-Term Debt                                                Schedule     XII         17
  Current and Accrued Liabilities                               Schedule     XIII        18
  Notes to Financial Statements                                 Schedule     XIV         19-25

COMPARATIVE STATEMENT OF INCOME
  AND COMPREHENSIVE INCOME                                      Schedule     XV          26

  Analysis of Billing - Associate Companies                     Account      457         27
  Analysis of Billing - Nonassociate Companies                  Account      458         28
  Analysis of Charges for Services - Associate
   and Nonassociate Companies                                   Schedule     XVI         29
  Schedule of Expense Distribution by Department or
   Service Function                                             Schedule     XVII        30-32
  Departmental Analysis of Salaries                             Account      920         33
  Outside Services Employed                                     Account      923         34-38
  Employee Pensions and Benefits                                Account      926         39
  General Advertising Expenses                                  Account      930.1       40-41
  Miscellaneous General Expenses                                Account      930.2       42
  Rents                                                         Account      931         43
  Taxes Other Than Income Taxes                                 Account      408         44
  Donations                                                     Account      426.1       45-50
  Other Deductions                                              Account      426.2-5     51-52
  Notes to Statement of Income                                  Schedule     XVIII       53

ORGANIZATION CHART                                                                       54

CURRENT METHODS OF ALLOCATION                                                            55-58

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                               59

SIGNATURE                                                                                60

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

               Give balance sheet of the Company as of December 31
                          of the current and prior year


                                                                               As of
Account            Assets and Other Debits                                  December 31
                                                                        2003          2002
                                                                          (In Thousands)

        SERVICE COMPANY PROPERTY
101     Service Company Property (Schedule II)                      $ 169,530     $  45,003
107     Construction work in progress (Schedule II)                     7,331        78,434
                                                                     --------       -------
         Total Service Company Property                               176,861       123,437
                                                                     --------       -------

108     Less accumulated provision for depreciation                     1,533           301
        (Schedule III)
111     Less amortization of intangible property                       27,047        14,021
        (Schedule III)
                                                                      --------       -------
         Net Service Company Property                                  148,281       109,115
                                                                      --------       -------

        INVESTMENTS
121     Nonutility Property (Schedule IV)                                 128             -
123     Investments in associate companies                                  -             -
124     Other investments (Schedule IV)                                17,659         17,295
128     Special Funds (Schedule IV)                                    37,496         34,577
                                                                     --------        -------
         Total Investments                                             55,283         51,872
                                                                     --------        -------
        CURRENT AND ACCRUED ASSETS
131     Cash                                                              559             65
134     Special deposits                                                    -              -
135     Working funds                                                       -              -
136     Temporary cash investments                                          -              -
141     Notes receivable                                                    -              -
143     Accounts receivable                                               350            492
144     Accumulated provision for uncollectible accounts                    -              -
145     Notes receivable from associate companies                           -              -
146     Accounts receivable from associate companies
        (Schedule V)                                                  162,495        136,171
152     Fuel stock expenses undistributed (Schedule VI)                     -              -
154     Materials and supplies                                              -              -
163     Stores expense undistributed (Schedule VII)                     1,483          3,603
165     Prepayments                                                    18,981         15,517
171     Interest and Dividends Receivable                                   -              -
172     Rents Receivable                                                   28             27
174     Miscellaneous current and accrued assets
        (Schedule VIII)                                                 5,130          7,213
                                                                     --------        -------
         Total Current and Accrued Assets                             189,026        163,088
                                                                     --------       --------

        DEFERRED DEBITS
181     Unamortized debt expense                                           -               -
183     Preliminary Survey and Investigation                               -               -
184     Clearing accounts                                                748            (92)
186     Miscellaneous deferred debits (Schedule IX)                    1,445          59,529
188     Research, development, or demonstration
        expenditures (Schedule X)                                          -               -
190     Accumulated deferred income taxes                             41,385          31,501
                                                                     --------        -------
         Total Deferred Debits                                        43,578          90,938
                                                                     --------        -------
         TOTAL ASSETS AND OTHER DEBITS                             $ 436,168       $ 415,013
                                                                    ========        ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC


                                                                            As of
Account            Liabilities and Proprietary Capital                    December 31
                                                                        2003        2002
                                                                         (In Thousands)


        PROPRIETARY CAPITAL
201     Common stock issued (Schedule XI)                            $      -    $      -
211     Miscellaneous paid-in-capital (Schedule XI)                     1,513       1,513
215     Appropriated retained earnings (Schedule XI)                        -           -
216     Unappropriated retained earnings (Schedule XI)                (20,508)    (20,508)
219     Accumulated Other Comprehensive Income (Loss)(Schedule XI)     (5,393)     (9,748)
                                                                      --------    --------
         Total Proprietary Capital                                    (24,388)    (28,743)
                                                                      --------    --------
        LONG - TERM DEBT
223     Advances from associate companies (Schedule XII)              115,000     115,000
224     Other long-term debt (Schedule XII)                                 -           -
225     Unamortized premium on long-term debt                               -           -
226     Unamortized discount on long-term debt                              -           -
                                                                     --------    --------
         Total Long - Term Debt                                       115,000     115,000
                                                                     --------    --------
        OTHER NONCURRENT LIABILITIES
2282    Accumulated provision- injuries and damage                        420         414
2283    Accumulated provision- pensions & retiree benefits             58,976      54,048
2284    Accumulated miscellaneous operating provision                  18,598      16,179
                                                                      -------    --------
           Total Other Noncurrent Liabilities                          77,994      70,641
                                                                     --------    --------
          CURRENT AND ACCRUED LIABILITIES
231     Notes payable                                                       -           -
232     Accounts payable                                              101,688     114,009
233     Notes payable to associate companies
        (Schedule XIII)                                               101,511      95,833
234     Accounts payable to associate companies
        (Schedule XIII)                                                11,102      13,320
236     Taxes accrued                                                   4,383       5,464
237     Interest accrued                                                    -           -
238     Dividends declared                                                  -           -
241     Tax collections payable                                        (1,760)       (702)
242     Miscellaneous current and accrued liabilities
        (Schedule XIII)                                                29,538      19,458
                                                                     --------    --------
         Total Current and Accrued Liabilities                        246,462     247,382
                                                                     --------    --------
        DEFERRED CREDITS
253     Other deferred credits                                          1,233          49
254     Other regulatory liabilities                                        -           -
255     Accumulated deferred investment tax credits                         -           -
                                                                     --------    --------
         Total Deferred Credits                                         1,233          49
                                                                     --------    --------
        ACCUMULATED DEFERRED INCOME TAXES
282     Accumulated deferred income taxes-Other Property               10,391       7,870
283     Accumulated deferred income taxes-Other                         9,476       2,814
                                                                     --------    --------
         Total Accumulated Deferred Income Taxes                       19,867      10,684
                                                                     --------    --------
         TOTAL LIABILITIES AND PROPRIETARY CAPITAL                  $ 436,168   $ 415,013
                                                                     ========   =========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                     SCHEDULE II - SERVICE COMPANY PROPERTY


                                          Balance At              Retirements                  Balance At
                                          Beginning                   or           Other         Close
Account      Description                   of Year    Additions      Sales        Changes (1)   of Year


301      Organization                      $     -     $    -      $     -       $    -        $     -
303      Miscellaneous
         Intangible Plant                   34,045      31,139           -         16,360        81,544
304      Land and Land
         Rights                                  -          -            -            -              -
305      Structures and
         Improvements                            -          -            -            -              -
306      Leasehold
         Improvements                            -          -            -         38,997        38,997
307      Equipment
308      Office Furniture
         and Equipment                           -          -            -            -              -
309      Automobiles,
         Other Vehicles
         and Related Garage
         Equipment                               -          -            -            -              -
310      Aircraft and Airport
         Equipment                               -          -            -            -              -
311      Other Service
         Company Property(3)                     -          -            -            -              -

389      Land and Land Rights                  280          -            -            -            280
390      Structures and Improvements         2,407       3,492           -            -          5,899
391      Office Furniture and
         Equipment(2)                        2,989      38,331           -        (16,233)      25,087
392      Transportation Equipment(2)           423         650           -             66        1,139
393      Store Equipment (2)                   142          30           -             -           172
394      Tools, Shop, and Garage
         Equipment (2)                          32          92           -            -            124
395      Laboratory Equipment (2)              650         597           -            407        1,654
397      Communication Equipment (2)         4,031      10,530           -            -         14,561
398      Miscellaneous Equipment (2)             4          69           -            -             73
                                           -------     -------      -------       --------      -------
         SUBTOTAL- Account 101             $45,003    $ 84,930      $    -        $39,597     $169,530



107      Construction Work in
         Progress (4)                       78,434       8,146       85,938         6,689        7,331
                                           -------     -------      -------        -------     -------
         TOTAL                            $123,437    $ 93,076      $85,938       $46,286     $176,861
                                          ========    ========      =======       ========    ========

                  See next page for footnotes.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

               SCHEDULE II - SERVICE COMPANY PROPERTY (continued)



(1) Other Changes - Provide an explanation of those changes considered material:

     Leasehold Improvements of approximately $39 million were transferred to Account 101 (Sub Account 306) and approximately $4 million transferred to Account 107 from Account 186- Miscellaneous Deferred Debits at December 31, 2003. Also, there were assets of approximately $16 million in Sub Account 391 that were considered Intangible and were transferred to Sub Account 303.


(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                        Balance At
                                                                         Close of
     Account  Subaccount Description                         Additions      Year

     391      Office Furniture, Fixtures, and Equipment        $36,064     $22,752
     391      Data Handling Equipment (not computers)               39          39
     391      Information Systems                                2,228       2,296
     392      Transportation Equipment -Light Trucks               650       1,139
     393      Store Equipment- Office Equipment                     30         172
     394      Tools, Shop, and Garage Equip. - Office Equip.        92         124
     395      Laboratory Equipment - Office Equipment              597       1,654
     397      Telephone, Telegraph, and Wireless Equipment      10,530      14,561
     398      Miscellaneous Equip. - Office Equipment               69          69
     398      Miscellaneous Equip.- Data Handling Equipment          -           4
                                                                ------     -------
              TOTAL                                            $50,299     $42,810
                                                               =======     =======

(3)  Describe Other Service Company Property:

     Not Applicable


(4)  Describe Construction Work in Progress (Account 107):

                                                      Balance at      Balance at
                                                       12/31/02        12/31/03

       Facilities Projects                             $ 14,336       $   700
       Telecommunication Projects                         4,530         2,200
       IT Integration & Corporate Systems Projects       41,321             -
       Other General Plant Projects                      18,247           448
       Leasehold Improvement Projects transferred
       from Account 186                                       -         3,983

                                                        -------       -------
                                                       $ 78,434       $ 7,331
                                                        =======        ======


     Approximately 80% of the 285 projects in process during 2003 were closed to property in-service (Account 101).

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY


                                    Balance At   Additions                    Other      Balance At
                                    Beginning   Charged to                 Changes Add     Close
                 Description         of Year    Account 403  Retirements   (Deduct)(1)    of Year
                                                 & 404

Account
301        Organization             $    -      $     -      $     -        $   -         $     -
303        Miscellaneous
           Intangible Plant         14,021       12,100            -          926          27,047
304        Land and Land
           Rights                        -            -            -            -               -
305        Structures and
           Improvements                  -            -            -            -               -
306        Leasehold
           Improvements                  -            -            -            -               -
307        Equipment                     -            -            -            -               -
308        Office Furniture
           and Equipment                 -            -            -            -               -
309        Automobiles,
           Other Vehicles
           and Related Garage
           Equipment                     -            -            -            -               -
310        Aircraft and Airport
           Equipment                     -            -            -            -               -
311        Other Service
           Company Property              -            -            -            -               -

389        Land and Land Rights          3            -            -           (3)              -
390        Structures and
            Improvements                17           52            -            -              69
391        Office Furniture and
            Equipment                   85        1,335            -         (926)            494
392        Transportation Equipment     40           57            -            -              97
393        Store Equipment               1            4            -           (1)              4
394        Tools, Shop & Garage
            Equipment                    -            2            -            -               2
395        Laboratory Equipment         35          143            -          (35)            143
397        Communication Equipment     120          564            -           39             723
398        Miscellaneous Equipment       -            1            -            -               1

                                     ------       -------      -------        -----        -------

           TOTAL                    $14,322      $14,258       $   -         $   -         $28,580
                                    =======      =======       ======        ======        =======


(1)  Provide an explanation of those changes considered material:

     Leasehold Improvements of approximately $39 million were transferred to Account 101 (Sub Account 306) from Account 186- Miscellaneous Deferred
     Debits at December 31, 2003 at net book value. Thus, no accumulated depreciation was transferred to Account 108 (Sub Account 306).

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                            SCHEDULE IV - INVESTMENTS

     INSTRUCTIONS: Complete the following schedule concerning investments.

          Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

          Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                       Balance At       Balance At
                                                       Beginning          Close
     Account        Description                         of Year          of Year


     Account 121 - Nonutility Property                  $      -         $     128

     Account 123 - Investment in Associate Companies           -                 -
     Account 124 - Other Investments
                   Split Dollar Life Insurance Program:
                      Cash Surrender Value                17,295            17,659

     Account 128 - Special Funds:
                     Voluntary Employee Benefit
                       Association (VEBA) Fund (1)        31,648            37,496
                     Employees Savings Bond Fund             (42)                -
                     Medical Insurance                     2,971                 -

     Account 136 - Temporary Cash Investments                  -                 -
                                                         -------           -------
                   TOTAL                                $ 51,872          $ 55,283
                                                         =======           =======

Note (1): The Voluntary Employee Benefit Association Trust is a trust which funds certain welfare benefits for employees and retirees of participating employers pursuant to Section 501(c)(9) of the Internal Revenue Code.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     Balance At  Balance At
                                                     Beginning     Close
                 Description                          of Year     of Year

Account 146 - Accounts Receivable from Associate
              Companies
     Progress Energy Carolinas                        $ 68,719  $ 122,543
     CaroFinancial, Inc.                                     -          2
     CaroHome, LLC                                         459        272
     Progress Real Estate Holdings, Inc.                     -        183
     Progress Energy Ventures, Inc.                      1,915      5,660
     Progress Genco Ventures, LLC                            -        489
     Walton County Power, LLC                                4          3
     Washington County Power, LLC                            2          8
     North Carolina Natural Gas Corporation              1,742          -
     Eastern North Carolina Natural Gas Company         18,269          -
     Progress Energy Florida                            38,921     25,993
     Progress Fuels Corporation                          2,283      7,405
     Progress Telecommunications Corporation             3,273      1,923
     Progress Telecom, LLC                                   -         25
     Florida Progress Corporation                          322        348
     Progress Rail Services Corporation                      -        134
     Strategic Resource Solutions Corporation              264         78
     Progress Energy Solutions, Inc.                         7        338
     Progress Energy, Inc.                                   -     (3,189)
     Suspense Account                                       (9)       280
                                                       -------    -------
       TOTAL RECEIVABLES                              $136,171   $162,495
                                                      ========   ========


Analysis of Convenience or Accommodation Payments:

                                                                      Total
       Company Name                                                Payments
       ------------                                                --------
       Progress Energy Carolinas                                    $40,664
       North Carolina Natural Gas Corporation                         3,871
       Progress Energy Florida                                       19,558
       Progress Energy Ventures, Inc.                                   565
       Progress Fuels Corporation                                       511
       Progress Telecommunications Corporation                          748
                                                                   --------
       Total Payments                                               $65,917
                                                                   ========


                                                                      Total
         Type of Convenience Payment                               Payments
        --------------------------                                 --------
         Employee Medical and Life Benefits                         $50,118
         Training Expenses                                            1,658
         Fleet O&M Expenses                                          13,550
         Corporate Aircraft Usage Expenses                              591
                                                                   --------
         Total Payments                                             $65,917
                                                                   ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                 SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the Service Company.



              Description                           Labor     Expenses    Total
              -----------                           -----     --------    -----

Account 152 - Fuel Stock Expenses Undistributed     $  -       $    -     $  -

                                                    -----       ------    -----
     TOTAL                                          $  -       $    -     $  -
                                                    =====       ======    =====




Summary:

     Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


             Description                          Labor     Expenses     Total
             -----------                          -----     --------     -----

Account 163 - Stores Expense Undistributed


Associate Companies

Progress Energy Carolinas                        $7,880      $1,861     $9,741
North Carolina Natural Gas Corporation              108          25        133
Eastern North Carolina Natural Gas Company          314          75        389
Progress Energy Florida                           4,894       1,156      6,050
                                                 ------       -----     ------
TOTAL                                           $13,196      $3,117    $16,313
                                                =======      ======    =======


Note: This schedule demonstrates the stores expenses that flowed through account 163 during the calendar year and were allocated to associate companies. The undistributed stores balance at year-end was $1,483K. The FERC definition of account 163 allows a balance in this account as follows "the balance in the account at the close of the year shall not exceed the amount of stores expenses reasonably attributable to the inventory of materials and supplies . . . ." The Service Company is of the opinion that it should be allowed to maintain such a balance in account 163, since the costs are incurred on behalf of Progress Energy's affiliate FERC-regulated utilities.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                     Balance At  Balance At
                                                     Beginning     Close
        Description                                   of Year     of Year
        -----------

Account 174- Miscellaneous Current and
             Accrued Assets:

             Inventory of Residences Purchased
             From Employees in the Relocation
             Program                                 $ 7,213      $ 5,130
                                                      ------       ------
             TOTAL                                   $ 7,213      $ 5,130
                                                       =====       ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.


                                                                   Balance At   Balance At
                                                                   Beginning      Close
                Description                                         of Year      of Year
                -----------

Account 186 - Miscellaneous Deferred Debits

     Remodeling Projects--Corporate Headquarters Facilities (1)     $49,223      $     -
     Job Order Projects - Work in Progress                            9,005        1,445
     Intangible Asset Related to Prepaid Pension                      1,145            -
     Affordable Housing Divestiture                                     156            -
                                                                     ------      -------
     TOTAL                                                          $59,529      $ 1,445
                                                                    =======      =======


     (1) Transferred to Accounts 101/107, Subaccount 306 - Leasehold Improvements at 12/31/03 at net book value to be amortized over the remaining life.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                                   SCHEDULE X
              RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


             Description                                       Amount
             -----------                                       ------

Account 188 - Research, Development,
              or Demonstration Expenditures                    $    -

                                                                -----
              TOTAL                                            $    -
                                                                =====


Summary:

     Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                                  Outstanding
                                  Number of   Par or Stated      Close of Period
Account                            Shares        Value          No. of        Total
Number         Class of Stock     Authorized    Per Share       Shares       Amount

201          Common Stock Issued    N/A          N/A              N/A          N/A


INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


       Description                                                 Amount

Account 211 - Miscellaneous Paid-In Capital                        $1,513

Account 215 - Appropriated Retained Earnings                            -
                                                                    -----
       TOTAL                                                      $ 1,513
                                                                    =====


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                        Balance At       Net Income                   Balance At
                                        Beginning           or         Dividends        Close
            Description                  of Year (1)      (Loss)          Paid         of Year

Account 216 - Unappropriated
              Retained Earnings          $(20,508)         $ 0          $   0         $(20,508)
                                         ---------         ----           ----         --------
       TOTAL                             $(20,508)         $ 0          $   0         $(20,508)
                                         =========         ====           ====        =========


Note (1): The beginning balance is derived from losses during calendar year
          2000. Progress Energy Service Company was not a part of a Registered Holding Company System until November 27, 2000. Therefore, costs were not fully distributed during 2000.


                                                     Balance At      Net Income      Balance At
                                                      Beginning          or             Close
            Description                               of Year          (Loss)        of Year (2)

Account 219 - Accumulated Other Comprehensive
              Income (Loss)                           $ (9,748)        $ 4,355        $ (5,393)
                                                       --------         ------          -------
  TOTAL                                               $ (9,748)        $ 4,355        $ (5,393)
                                                      ========         =======         ========


Note (2): Due to a combination of decreases in the fair value of plan assets, and a decrease in the discount rate used to measure the pension obligation, a minimum pension liability adjustment was recorded.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                          SCHEDULE XII - LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                                       Terms of Oblig      Date                         Balance At                       Balance At
                                       Class & Series       of     Interest    Amount    Beginning           Deductions     Close
                                        of Obligation    Maturity    Rate     Amortized   of Year  Additions    (1)        of Year

Account 223 - Advances from
              Associate Companies: Progress Energy, Inc. 11/01/2011  6.425%     N/A     $ 115,000     -         N/A       $ 115,000

Account 224 - Other Long-Term Debt                                                           -                                 -
                                                                                          -------                           -------
   TOTAL                                                                                $ 115,000                         $ 115,000
                                                                                          =======                           =======


(1)    Give an explanation of deductions: Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                Balance At  Balance At
                                                                Beginning      Close
Description                                                      of Year      of Year
-----------

Account 233 - Notes Payable to Associate Companies

         Money Pool                                               $  92,455   $ 99,584
         Money Pool Interest                                          1,531         80
         Interest-Note Payable to Progress Energy, Inc.               1,847      1,847
                                                                     ------    -------
         TOTAL NOTES PAYABLE TO ASSOCIATE COMPANIES               $  95,833   $101,511
                                                                    =======   ========


Account 234 - Accounts Payable to Associate Companies

        Progress Energy Carolinas                                 $   5,583   $  5,540
        CaroFinancial, Inc.                                               -       (459)
        Progress Real Estate Holdings, Inc.                                        179
        Progress Energy Ventures, Inc.                                    -         43
        Progress Genco Ventures, LLC                                      -          8
        North Carolina Natural Gas Corporation                          273          -
        Eastern North Carolina Natural Gas Company                      231          -
        Progress Energy Florida                                       2,263      2,898
        Progress Fuels Corporation                                      252         10
        Progress Telecommunications Corporation                           -          9
        Strategic Resource Solutions                                     36          -
        Progress Energy Solutions, Inc.                                   -          2
        Progress Energy, Inc.                                         4,467      2,872
        Suspense Account                                                215          -
                                                                    --------   -------
        TOTAL ACCOUNTS PAYABLES TO ASSOCIATE COMPANIES            $  13,320   $ 11,102
                                                                    =======    =======


Account 242 - Miscellaneous Current and Accrued Liabilities

          Unpaid Salary                                           $   5,683   $  4,470
          Labor and Vacation Accrual                                  1,911      9,515
          Medical and Dental Insurance - Active Employees             1,156        984
          Management Incentive Compensation Plan                      6,080      6,797
          Employee Incentive Compensation Plan                        4,400      7,511
          Miscellaneous                                                 228        261
                                                                    -------    -------
          TOTAL MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES     $  19,458   $ 29,538
                                                                    =======    =======

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2003

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Organization and Summary of Significant Accounting Policies

     A. Organization

     Progress Energy Service Company, LLC (the Company) is a wholly-owned subsidiary of Progress Energy, Inc. (Progress Energy), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA). The Company was formed on July 12, 2000 and has no earnings since it primarily renders services at cost to Progress Energy and Progress Energy's subsidiaries, as further discussed in Note 2.

     B. Basis of Presentation

     The Company follows the Uniform System of Accounts prescribed for Public Utilities by the Federal Energy Regulatory Commission (FERC) modified to include certain Service Company accounts as prescribed by the U.S. Securities and Exchange Commission (SEC) for service companies. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

     C. Use of Estimates and Assumptions

     In preparing financial statements that conform with GAAP, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

     D. Property

     The Company's property is stated at historical cost. The costs of renewals and betterments are capitalized. The cost of repairs and maintenance is charged to expense as incurred. Depreciation is computed on a straight-line basis using the following estimated useful lives: rights of way - 75 years; equipment - 8 to 35 years; computers, office equipment - 20 years; and intangible property (software) - 5 years. Leasehold Improvements are amortized over 10 years or the remaining life of the lease, which ever is less. A summary of the Company's property is included at Schedule II of the Annual Report. Depreciation and amortization expense was $14.3 million and $6.7 million for the years ended December 31, 2003 and 2002, respectively.

     Upon the retirement or sale of an asset, the related cost and accumulated depreciation are removed from the balance sheet and the resulting gain or loss is credited or charged to income.

     E. Income Taxes

     Progress Energy and its subsidiaries file a consolidated federal income tax return. Progress Energy's consolidated income tax is allocated to the Company in accordance with the Inter-company Income Tax Allocation Agreement. The agreement provides an allocation that recognizes positive and negative corporate taxable income. The agreement provides for an equitable method of apportioning the carryover of uncompensated tax benefits. Beginning in 2002, Progress Energy's tax benefits not related to acquisition interest expense are allocated to profitable subsidiaries, in accordance with an SEC order. Income taxes are provided as if the Company filed a separate return.

     Deferred income taxes have been provided for temporary differences. These occur when there are differences between the book and tax carrying amounts of assets and liabilities. Investment tax credits related to regulated operations have been deferred and are being amortized over the estimated service life of the related properties. See Note 9.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2003

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


1.   Organization and Summary of Significant Accounting Policies (continued)

     F. Other Policies

     The Company renders services to affiliated companies at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by Progress Energy. The costs of the services are determined on a direct charge basis to the extent practicable and based on predetermined allocation factors for indirect costs. See Note 2.

     Investments primarily include the cash surrender value of company-owned life insurance policies and excess funding held in order to pay claims related to the Progress Energy Voluntary Employee Benefit Association
     (VEBA).

     The Company follows the guidance in Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," to account for its defined benefit retirement plans. In addition to pension benefits, the Company provides other postretirement benefits which are accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See Note 8 for related disclosures of these plans.


2.   Service Agreements

     The Company has entered into agreements under which it renders specialized services, at cost, to Progress Energy and its subsidiaries. The Company's affiliates include, but are not limited to, the following:

     o Carolina Power & Light Company, which effective January 1, 2003 began doing business as Progress Energy Carolinas, Inc. (an integrated electric utility);
     o Florida Power Corporation, which effective January 1, 2003 began doing business as Progress Energy Florida, Inc. (an integrated electric utility);
     o North Carolina Natural Gas Corporation (a local natural gas distribution company), which effective September 30, 2003 was sold to Piedmont Natural Gas Company;
     o Eastern North Carolina Natural Gas Company (formed to build a natural gas pipeline system in Eastern North Carolina), which effective September 30, 2003 was sold to Piedmont Natural Gas Company;
     o Progress Ventures, Inc., which effective January 1, 2003 began doing business as Progress Energy Ventures, Inc. (involved in non regulated electric generation);
     o Progress Fuels Corporation (involved in natural gas drilling and production, coal terminal services, coal mining, synthetic fuel production, fuel transportation and delivery); and
     o    Progress Telecom, LLC (provides telecommunication services).

     The Company's services include general executive and advisory services, purchasing, accounting and statistical, finance and treasury, legal, tax, information resources, marketing, auditing, insurance and pension, rate-making support, budgeting, business promotion and public relations, employee relations, systems and procedures, and other business and operational services. The agreements will be canceled to the extent and from the time that performance conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements. During 2002, the SEC's Office of Public Utility Regulation performed an audit examination of the Company's books and records. This examination is a standard process for all PUHCA registrants. Based on the review, certain methods of allocating the Company's costs to Progress Energy and Progress Energy's subsidiaries changed in 2003 and retroactive reallocations of 2002 and 2001 charges were made during the first quarter. See Note 6 for related party disclosure of these retroactive reallocations.


3.   Cash and Cash Equivalents

     The Company considers cash and cash equivalents to include unrestricted cash on hand, cash in banks and temporary investments purchased with a maturity of three months or less.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2003

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


4.   Purchase Obligations

     The following table reflects the Company's contractual cash obligations and other commercial commitments in the respective periods in which they are due:

     (in millions)
     Contractual Cash Obligations         2004      2005      2006      2007      2008    Thereafter
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------
     Software and support                 $6.4     $ 3.8         -         -         -             -
     Telecommunications service            4.6       1.8         -         -         -             -
     Insurance                             1.2       1.2     $ 1.2         -         -             -
                                     ----------------------------------------------------------------
     Total                               $12.2     $ 6.8     $ 1.2         -         -             -
                                     ================================================================

     Software and Support

     The Company has entered into several long-term contracts for software and support services. Payments under these commitments were $6.1 million and $5.8 million for 2003 and 2002, respectively.

     Telecommunications Service

     The Company has purchase obligations related to telecommunications services. Total payments under these contracts were $6.4 million and $3.4 million for 2003 and 2002, respectively.

     Insurance

     The Company has a purchase obligation related to excess property insurance. Total payments under this contract were $1.3 million and $.6 million for 2003 and 2002, respectively.

     For Purchase Obligations with Related Parties, see Note 6.


5.   Leases

     The Company leases real estate, computers, office equipment and corporate jets under operating leases. Rent expense under these leases totaled $24.7 million and $25.1 million for 2003 and 2002, respectively.

     Minimum annual rental payments, excluding executory costs such as property taxes, insurance and maintenance, under long-term noncancelable operating leases as of December 31, 2003 are:

        (in millions)
        2004                                     $ 11.5
        2005                                        6.7
        2006                                        4.2
        2007                                        3.6
        2008                                        3.6
        Thereafter                                 12.0
                                           -------------
                                                 $ 41.6
                                           =============

     Third party lease agreements for corporate headquarters real estate are with affiliate companies; thus, future year lease obligations are disclosed on affiliate companies' books. However, sublease agreements are in place which allows the Service Company to manage and administer these agreements including making the rental payments. Thus, rent expense for corporate headquarters real estate is charged through the Service Company and allocated to affiliate companies based on square footage utilized. These rent expenses are disclosed in current and prior year lease expenses above.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2003

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


6.   Related Party Transactions

     During 2000, Progress Energy formed Progress Energy Service Company, LLC to provide specialized services, at cost, to Progress Energy and its subsidiaries, as approved by the SEC. The Company has service agreements with Progress Energy and its subsidiaries to perform such services. See
     Note 2.

     A. Money Pool

     The Company participates in an internal money pool, operated by Progress Energy, to more effectively utilize cash resources and to reduce outside short-term borrowings. The money pool also is used to settle inter-company balances. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. The weighted-average interest rate for the money pool was 1.47% and 2.34% for 2003 and 2002, respectively. Subsidiaries investing in the money pool earn interest on a basis proportionate to their average monthly investment. The interest rate used to calculate earnings approximates external interest rates. Funds may be withdrawn from or repaid to the money pool at any time without prior notice. As of December 31, 2003 and 2002, the Company had $99.7 million and $94.0 million of amounts payable to the money pool, respectively. During 2003 and 2002 the Company recorded $1.6 million and $2.6 million of interest expense related to the money pool, respectively.


     B. Retroactive Reallocations

     During 2002, the Office of Public Utility Regulation within the SEC performed an audit examination of the Company's books and records. See Note
     2. Based on the review, certain methods of allocating the Company's costs to Progress Energy and its affiliates changed for 2003 and retroactive reallocations of 2002 and 2001 charges were made during the first quarter. The approximate net after tax impact of the reallocation of costs was an increase in expenses at Florida Progress and its affiliates of $5 million, an increase in expenses at Progress Energy Ventures of $2 million, an increase in expenses at Progress Energy of $3 million, and a reduction of expenses at Progress Energy Carolinas of $10 million. The net impact of the reallocation to the Company's expenses was zero.


     C. Notes Payable

     The Company has a $115 million ten-year note payable to Progress Energy which becomes due on November 1, 2011. As of December 31, 2003 and 2002, the Company had principal amounts outstanding on the advance of $115 million. Interest accrues on the note at an annual fixed rate of 6.425% and is payable semi-annually on April 1 and October 1. As of December 31, 2003 and 2002, the Company had advance-related interest payable of $1.8 million. During 2003 and 2002, the Company recorded $7.4 million of advance-related interest expense.


     D. Purchase Obligations

     The Company has an approximate $14 million per year contract, effective through January 1, 2006 to purchase phone service from Progress Telecom, LLC, an affiliate company.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2003

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


7.   Stock-Based Compensation

     The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO No. 25"), and related interpretations as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

     A. Employee Stock Ownership Plan

     Progress Energy sponsors the Progress Energy 401(k) Savings and Stock Ownership Plan (401(k)) for which substantially all full-time and certain part-time non-bargaining employees within participating subsidiaries are eligible. The Company is a participating subsidiary in the 401(k), which has matching and incentive goal features, encourages systematic savings by employees and provides a method of acquiring Progress Energy common stock and other diverse investments. The 401(k), as amended in 1989, is an Employee Stock Ownership Plan (ESOP) that can enter into acquisition loans to acquire Progress Energy common stock to satisfy 401(k) common stock needs. Qualification as an ESOP did not change the level of benefits received by employees under the 401(k). Common stock acquired with the proceeds of an ESOP loan is held by the 401(k) Trustee in a suspense account. The common stock is released from the suspense account and made available for allocation to participants as the ESOP loan is repaid. Such allocations are used to partially meet common stock needs related to Progress Energy's matching and incentive contributions and/or reinvested dividends.

     There were 4,033,412 and 4,616,400 ESOP suspense shares at December 31, 2003 and 2002, respectively, with a fair value of $182.5 million and $200.1 million, respectively. The Company's matching and incentive goal compensation cost under the 401(k) is determined based on matching percentages and incentive goal attainment as defined in the plan. Such compensation cost is allocated to participants' accounts in the form of Progress Energy common stock, with the number of shares determined by dividing compensation cost by the common stock market value at the time of allocation. The 401(k) common stock share needs are met with open-market purchases, shares released from the ESOP suspense account and newly issued shares. Costs for incentive goal compensation are accrued during the fiscal year and typically paid in shares in the following year; while costs for the matching component are typically met with shares in the same year incurred. The Company's matching and incentive cost met with shares released from the suspense account totaled approximately $4.2 million and $3.9 million for the years ended December 31, 2003 and 2002, respectively.

     B. Stock Option Agreements

     Pursuant to Progress Energy's 1997 Equity Incentive Plan and 2002 Equity Incentive Plan, as amended and restated as of July 10, 2002, Progress Energy may grant directors, officers and eligible employees' options to purchase shares of common stock. During 2003 and 2002, approximately 3.0 million and 2.9 million common stock options were granted, respectively. Of these amounts, approximately 1.1 million were granted to the Company's officers and eligible employees in both 2003 and 2002. No compensation expense was recognized under the provisions of APBO No. 25 and related interpretations. For purposes of the pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 148, compensation expense would have been $6.3 million and $4.9 million in 2003 and 2002, respectively.

     C. Other Stock-Based Compensation Plans

     Progress Energy has additional compensation plans for officers and key employees that are stock-based in whole or in part. The Company participates in these plans. The two primary active stock-based compensation programs are the Performance Share Sub-Plan (PSSP) and the Restricted Stock Awards program (RSA), both of which were established pursuant to Progress Energy's 1997 Equity Incentive Plan and were continued under the 2002 Equity Incentive Plan, as amended and restated as of July 10, 2002.

     Under the terms of the PSSP, officers and key employees are granted performance shares on an annual basis that vest over a three-year consecutive period. Each performance share has a value that is equal to, and changes with, the value of a share of Progress Energy's common stock,

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2003

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


7. Stock-Based Compensation (continued)

     and dividend equivalents are accrued on, and reinvested in, the performance shares. The PSSP has two equally weighted performance measures, both of which are based on Progress Energy's results as compared to a peer group of utilities. Compensation expense is recognized over the vesting period based on the expected ultimate cash payout and is reduced by any forfeitures.

     The RSA allows Progress Energy to grant shares of restricted common stock to officers and key employees. The restricted shares generally vest on a graded vesting schedule over a minimum of three years. Compensation expense, which is based on the fair value of common stock at the grant date, is recognized over the applicable vesting period and is reduced by any forfeitures.

     The total amount expensed by the Company for other stock-based compensation plans was $12.9 million and $8.0 million in 2003 and 2002, respectively.


8.   Postretirement Benefit Plans

     The Company participates in the Progress Energy non-contributory defined benefit retirement (pension) plan for substantially all full-time, non-bargaining unit employees. The Company also participates in Progress Energy's supplementary defined benefit pension plans that provide benefits to higher-level employees. The Company's annual costs related to these plans were $8.7 million and $6.6 million for the years ended December 31, 2003 and 2002, respectively.

     In addition to pension benefits, the Company participates in Progress Energy plans that provide contributory other postretirement employment benefits (OPEB), including certain health care and life insurance benefits, for retired employees who meet specified criteria. The Company's annual costs related to OPEB were $4.0 million and $3.3 million for the year ended December 31, 2003 and 2002 respectively.


9.   Income Taxes

     The Company is included in Progress Energy's consolidated federal income tax return. Income taxes are allocated to the Company based upon its taxable income or loss, determined on a separate return basis. The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." As such, deferred income taxes are provided for temporary differences between book and tax bases of assets and liabilities.

     Accumulated deferred income tax (assets) liabilities at December 31 are (in thousands):

                                                                         2003               2002
                                                                    --------------     --------------

     Accelerated depreciation and property cost differences         $   10,391         $    7,021
     Miscellaneous other temporary differences, net                    (31,909)           (27,838)
                                                                    --------------     --------------
          Net accumulated deferred income tax liability (asset)     $  (21,518)        $  (20,817)
                                                                    ==============     ==============


     The provisions for income tax expense are comprised of (in thousands):

                                                         2003                2002
                                                    --------------     ---------------
             Income tax expense (credit):
             Current   - federal                     $   5,778           $   18,732
                         State                           1,460                4,016
             Deferred -  federal                        (3,014)              (19,348)
                         State                            (524)               (4,060)
                                                    --------------     ---------------

                    Total income tax expense         $   3,700           $      (660)
                                                    ==============     ===============

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2003

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


10.  Accumulated Other Comprehensive Loss

     Components of accumulated other comprehensive loss at December 31, are as follows (in thousands):

                                                            2003             2002
                                                      --------------     --------------

      Minimum pension liability adjustments             $   5,393         $    9,748
                                                      --------------     --------------
      Total accumulated other comprehensive loss        $   5,393         $    9,748
                                                      ==============     ==============

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                 For the Years Ended December 31, 2003 and 2002
                                 (In Thousands)

                  SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
                            AND COMPREHENSIVE INCOME

                                                            Current Year   Prior Year
   Account          Description                                   2003         2002

              INCOME

      457     Services rendered to associate companies        $430,802     $404,022
      458     Services rendered to nonassociate companies          352        1,773
      421     Miscellaneous income or loss (see 421 below)           -            -
                                                              --------     --------
              TOTAL INCOME                                     431,154      405,795
                                                              --------     --------
              EXPENSE

      903     Customer Accounts and Collections                      -           37
      908     Customer Assistance Expenses                           5            8
      911     Sales Supervision                                     14          198
      912     Demonstrating and Selling                          2,777        2,991
      913     Advertising                                           82            -
      920     Salaries and wages                               114,644      110,897
      921     Office Supplies and expenses                      81,754       72,226
      923     Outside services employed                         43,428       65,950
      924     Property insurance                                 4,103       (7,153)
      925     Injuries and damages                              14,296        9,856
      926     Employee pensions and benefits                    41,980       38,587
      928     Regulatory Commission Expense                          -          675
      930.1   General advertising expense                       14,500        9,843
      930.2   Miscellaneous general expenses                    13,769        4,116
      931     Rents                                             36,678       43,652
      935     Maintenance of structures and equipment           10,137       14,707
      403     Depreciation expense                               2,158          446
      404     Amortization expense                              12,100        6,281
      408     Taxes other than income taxes                     10,948        9,310
      409.1   Income taxes on Operating Income                   7,238       24,140
      409.2   Income taxes on NonOperating Income                    -       (1,392)
      410     Provision for deferred income taxes               (3,538)     (23,408)
      411     Provision for deferred income taxes-credit             -            -
      411.5   Investment tax credit                                  -            -
      417     Expenses of non-utility operations                 1,238        1,047
      418     Non-operating rental income                            -            2
      419.1   VEBA Trust income                                 (1,053)      (1,807)
      421     Miscellaneous non-operating income or loss         2,380        2,373
      426.1   Donations                                          2,463        2,370
      426.2-5 Other deductions                                  10,067        9,742
      430     Interest on debt to associate companies            8,986       10,034
      431     Other interest expense                                 -           67
                                                             ---------    ---------
              TOTAL EXPENSES                                   431,154      405,795
                                                             ---------    ---------
              NET INCOME OR (LOSS)                            $      0     $      0
                                                             =========    =========


         Comprehensive Income, Net of Taxes:

                  Net Income                                  $      -     $      -
                  Minimum pension liability adjustment
                  (net of tax of ($2,837) and $6,351,
                    respectively)                                4,355       (9,748)
                                                             ---------    ---------
                  Comprehensive Income                        $  4,355     $ (9,748)
                                                             =========    =========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457


                                            Direct       Indirect   Compensation    Total
                                             Costs         Costs       For Use      Amount
Name of Associate Company                   Charged       Charged     of Capital    Billed
                                            457-1 (1)     457-2 (1)     457-3

Progress Energy Carolinas                   $    -         $   -       $    -       $184,241
Eastern North Carolina Natural Gas Company       -             -            -             59
Progress Energy Florida                          -             -            -        153,169
Florida Progress Corporation                     -             -            -             41
North Carolina Natural Gas Corporation           -             -            -          8,518
Progress Energy Solutions, Inc.                  -             -            -          1,176
Progress Energy, Inc.                            -             -            -         17,806
Progress Fuels Corporation                       -             -            -         33,734
Progress Telecom, LLC                            -             -            -             52
Progress Telecommunications Corporation          -             -            -          3,484
Progress Energy Ventures, Inc.                   -             -            -         21,440
Strategic Resource Solutions Corp.               -             -            -           (75)
Adjustment                                       -             -            -          7,157
                                           --------       --------     --------     --------
  TOTAL                                    $122,802       $308,000     $    -       $430,802
                                           ========       ========     ========     ========



Note (1):   Current accounting systems do not fully support revenue
            classification of direct vs. indirect cost by associate company.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458


                                 Direct      Indirect    Compensation            Excess      Total
                                 Costs        Costs        For Use      Total      or        Amount
Name of Nonassociate Company     Charged     Charged     of Capital     Cost    Deficiency   Billed
                                 458-1         458-2         458-3                458-4

Sears                           $  103         $  -         $  -        $  103     $  249    $  352
                                -------        ------       -------     ------     ------    ------

TOTAL                           $  103         $  -         $  -        $  103     $  249    $  352
                                =======        ======       =======     ======     ======    ======


INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company.


               Information Technology functions as a data center service bureau by processing client applications in our data center for Sears. Progress Energy Service Company stopped providing this service to Sears in July 2003.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES
                      ASSOCIATE AND NONASSOCIATE COMPANIES

                                                                          Non-Associate Company
                                           Associate Company Charges             Charges              Total Charges For Service

                                           Direct   Indirect             Direct  Indirect             Direct  Indirect
          Description of Items               Cost       Cost      Total    Cost      Cost   Total       Cost      Cost      Total
903 - Customer Accts & Collection Exp.          -          -          -       -         -       -          -         -          -
908 - Customer Assistance Expenses              5          -          5       -         -       -          5         -          5
911 - Sales Supervision                         -         14         14       -         -       -          -        14         14
912 - Demonstration and Selling                 -      2,777      2,777       -         -       -          -     2,777      2,777
913 - Advertising                              32         50         82       -         -       -         32        50         82
920 - Salaries and Wages                   21,410     93,208    114,618      26         -      26     21,436    93,208    114,644
921 - Office Supplies and Expense          49,449     32,299     81,748       6         -       6     49,455    32,299     81,754
923 - Outside Services Employed            24,374     19,031     43,405      23         -      23     24,397    19,031     43,428
924 - Property Insurance                   (7,617)    11,720      4,103       -         -       -     (7,617)   11,720      4,103
925 - Injuries and Damages                  6,406      7,890     14,296       -         -       -      6,406     7,890     14,296
926 - Employee Pensions and Benefits        3,857     38,122     41,979       1         -       1      3,858    38,122     41,980
928 - Regulatory Commission Expenses            -          -          -       -         -       -          -         -          -
930.1 - General Advertising Expense         4,521      9,979     14,500       -         -       -      4,521     9,979     14,500
930.2 - Miscellaneous General Expense       3,532     10,237     13,769       -         -       -      3,532    10,237     13,769
931 - Rents                                 9,137     27,541     36,678       -         -       -      9,137    27,541     36,678
935 - Maintenance of General Plant             65     10,070     10,135       2         -       2         67    10,070     10,137
403 - Depreciation Expense                      -      2,158      2,158       -         -       -          -     2,158      2,158
404 - Amortization Expense                      -     12,100     12,100       -         -       -          -    12,100     12,100
408 - Taxes Other Than Income Taxes         1,405      9,543     10,948       -         -       -      1,405     9,543     10,948
409 - Income Taxes                              -      7,238      7,238       -         -       -          -     7,238      7,238
410 - Deferred Income Taxes                     -     (3,538)    (3,538)      -         -       -          -    (3,538)    (3,538)
417 - Expenses of Non-Utility Operations    1,158         80      1,238       -         -       -      1,158        80      1,238
418 - Non-Operating Rental Income               -          -          -       -         -       -          -         -          -
419 - Interest Income                           -     (1,053)    (1,053)      -         -       -          -    (1,053)    (1,053)
421 - Misc. Non-Op.  Income / Expense       1,755        331      2,086     294         -     294      2,049       331      2,380
426.1 - Donations                             644      1,819      2,463       -         -       -        644     1,819      2,463
426.2-5 - Other Deductions                  2,669      7,398     10,067       -         -       -      2,669     7,398     10,067
430 - Interest Expense on Debt                  -      8,986      8,986       -         -       -          -     8,986      8,986
431 - Other Interest Expense                    -          -          -       -         -       -          -         -          -
                                         ----------------------------------------------------------------------------------------
Total Cost of Service                     122,802    308,000    430,802     352         0     352    123,154   308,000    431,154
                                         ========================================================================================


INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                         Department or Service Function



        Description of Items              Total
                                         Amount                                                Corporate  Corporate  Corporate
                                         Billed  Overhead  Accounting  Audit   Corporate  Communications   Security   Services
-------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and                   -        -            -      -           -               -          -          -
      Collection Expense
908 - Customer Assistance Expense             5        -            -      -           -               -          -          -
911 - Sales Supervision                      14       14            -      -           -               -          -          -
912 - Demonstration and Selling           2,777    2,777            -      -           -               -          -          -
913 - Advertising                            82       50            -      -           -               4          -          -
920 - Salaries and Wages                114,644   93,208        1,270      -       2,160           1,320          -      1,533
921 - Office Supplies and Expense        81,754   32,299          386      -         751             363          -        629
923 - Outside Services Employed          43,428   19,031        1,784      -       4,931             522          -         84
924 - Property Insurance                  4,103   11,720            -      -     (7,630)               -          -          -
925 - Injuries and Damages               14,296    7,890            -      -       3,926               -          -          -
926 - Employee Pensions and Benefits     41,980   38,122          234      -         129             239          -        271
928 - Regulated Commission Expense            -        -            -      -           -               -          -          -
930.1 - General Advertising Expense      14,500    9,979            -      -           1           4,520          -          -
930.2 - Miscellaneous General            13,769   10,237            -      -       1,484               -          -          -
        Expense
931 - Rents                              36,678   27,541            -      -           -               -          -          -
935 - Maintenance of General Plant       10,137   10,070            -      -           2               6          -          -
403 - Depreciation Expense                2,158    2,158            -      -           -               -          -          -
404 - Amortization Expense               12,100   12,100            -      -           -               -          -          -
408 - Taxes Other Than Income Taxes      10,948    9,543           87      -          93              89          -        106
409 - Income Taxes                        7,238    7,238            -      -           -               -          -          -
410 - Provision for Deferred Income      (3,538)  (3,538)           -      -           -               -          -          -
      Taxes
417 - Expenses of Non-Utility             1,238       80           96      -          36               -          -          -
      Operations
418 - Non-Operating Rental Income             -        -            -      -           -               -          -          -
419 - Interest Income                    (1,053)  (1,053)           -      -           -               -          -          -
421 - Misc. Non-Operating Income /        2,380      331            -      -          74               -          -          -
      Expense
426.1 - Donations                         2,463    1,819            -      -           -             644          -          -
426.2-.5 - Other Deductions              10,067    7,398            -      -           -           1,720          -          -
430 - Interest on Debt to Associate       8,986    8,986            -      -           -               -          -          -
      Companies
431 - Other Interest Expense                  -        -            -      -           -               -          -          -
                                      -----------------------------------------------------------------------------------------
                               Total    431,154  308,000        3,857      0       5,957           9,427          0      2,623
                                      =========================================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                   Department or Service Function (continued)


                                                           Environ-            Financial  Florida               Information
                                     Economic   Enterprise   mental            Planning & Regulatory           Technology &
                                     Develop-         Risk Health &   Finance  Regulatory & Public      Human      Telecom-
        Description of Items             ment   Management   Safety  -Florida  Services    Affairs  Resources   munications  Legal
-----------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and                 -            -        -       -          -          -          -            -        -
      Collection Expense
908 - Customer Assistance Expense           -            -        -       -          5          -          -            -        -
911 - Sales Supervision                     -            -        -       -          -          -          -            -        -
912 - Demonstration and Selling             -            -        -       -          -          -          -            -        -
913 - Advertising                           -            -        -       -          -          -          -            -       28
920 - Salaries and Wages                    -            -    1,817     250      2,264          -      2,409        1,733    3,514
921 - Office Supplies and Expense           -            -       29     112        399          -        298       44,754      351
923 - Outside Services Employed             -            -       59       1          8          -         13        5,263   10,868
924 - Property Insurance                    -            -        -       -          -          -          -           13        -
925 - Injuries and Damages                  -            -        -       -          -          -          -            -    2,467
926 - Employee Pensions and Benefits        -            -      334      35        414          -        444          338      644
928 - Regulated Commission Expense          -            -        -       -          -          -          -            -        -
930.1 - General Advertising Expense         -            -        -       -          -          -          -            -        -
930.2 - Miscellaneous General               -            -        -       -          -          -          -            -    1,299
        Expense
931 - Rents                                 -            -        -       -          -          -          -        9,137        -
935 - Maintenance of General Plant          -            -        -       -          -          -          -           41        1
403 - Depreciation Expense                  -            -        -       -          -          -          -            -        -
404 - Amortization Expense                  -            -        -       -          -          -          -            -        -
408 - Taxes Other Than Income Taxes         -            -      124      13        153          -        165          120      239
409 - Income Taxes                          -            -        -       -          -          -          -            -        -
410 - Provision for Deferred Income         -            -        -       -          -          -          -            -        -
      Taxes
417 - Expenses of Non-Utility               -          111        -       1         11          -          -            -        -
      Operations
418 - Non-Operating Rental Income           -            -        -       -          -          -          -            -        -
419 - Interest Income                       -            -        -       -          -          -          -            -        -
421 - Misc. Non-Operating Income /          -            -        -       -          -          -        434        1,055        -
      Expense
426.1 - Donations                           -            -        -       -          -          -          -            -        -
426.2-.5 - Other Deductions                 -            -        -       -          -          -          -            -        -
430 - Interest on Debt to Associate         -            -        -       -          -          -          -            -        -
      Companies
431 - Other Interest Expense                -            -        -       -          -          -          -            -        -
                                     ----------------------------------------------------------------------------------------------
Total                                       0          111    2,363     412      3,254          0      3,763       62,454   19,411
                                     ==============================================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                   Department or Service Function (continued)



                                       Progress
                                       Ventures        Public       Real  Regulatory Strategic
        Description of Items            Finance       Affairs     Estate   Affairs   Planning        Tax   Treasury
--------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and                   -             -          -         -          -          -          -
      Collection Expense
908 - Customer Assistance Expense             -             -          -         -          -          -          -
911 - Sales Supervision                       -             -          -         -          -          -          -
912 - Demonstration and Selling               -             -          -         -          -          -          -
913 - Advertising                             -             -          -         -          -          -          -
920 - Salaries and Wages                  1,980             -        292         -          1        890          3
921 - Office Supplies and Expense           354             -        (62)        -          -          9      1,082
923 - Outside Services Employed             323             -         92         -          -        420         29
924 - Property Insurance                      -             -          -         -          -          -          -
925 - Injuries and Damages                    -             -          -         -          -          -         13
926 - Employee Pensions and Benefits        557             -         54         -          -        164          1
928 - Regulated Commission Expense            -             -          -         -          -          -          -
930.1 - General Advertising Expense           -             -          -         -          -          -          -
930.2 - Miscellaneous General                 -             -          -         -          -          -        749
        Expense
931 - Rents                                   -             -          -         -          -          -          -
935 - Maintenance of General Plant            -             -         17         -          -          -          -
403 - Depreciation Expense                    -             -          -         -          -          -          -
404 - Amortization Expense                    -             -          -         -          -          -          -
408 - Taxes Other Than Income Taxes         135             -         20         -          -         61          -
409 - Income Taxes                            -             -          -         -          -          -          -
410 - Provision for Deferred Income           -             -          -         -          -          -          -
      Taxes
417 - Expenses of Non-Utility               478             -          -         -          -        425          -
      Operations
418 - Non-Operating Rental Income             -             -          -         -          -          -          -
419 - Interest Income                         -             -          -         -          -          -          -
421 - Misc. Non-Operating Income /          486             -          -         -          -          -          -
      Expense
426.1 - Donations                             -             -          -         -          -          -          -
426.2-.5 - Other Deductions                   -           949          -         -          -          -          -
430 - Interest on Debt to Associate           -             -          -         -          -          -          -
      Companies
431 - Other Interest Expense                  -             -          -         -          -          -          -
                                      ------------------------------------------------------------------------------
Total                                     4,313           949        413         0          1      1,969      1,877
                                      ==============================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920


--------------------------------------------------------------------------------------------------------------------------------
                                                                 Departmental Salary Expense                          Number
                                                ---------------------------------------------------------------
                                                                       Included in Amounts Billed To                 Personnel
                                                             --------------------------------------------------
Name of                                              Total        Parent           Other              Non             End of
Department                                          Amount        Company       Associates        Associates         Year (1)
--------------------------------------------------------------------------------------------------------------------------------
Accounting                                           $8,228           $118           $8,110                 $0               99
Audit                                                 3,669             21            3,648                                  40
Corporate Communications                              4,306             47            4,259                                  49
Corporate Environmental Health & Safety               4,081              -            4,081                                  53
Corporate Security                                    1,104              -            1,104                                  16
Corporate Services                                    5,891              -            5,891                                 116
Economic Development                                    236              -              236                                  19
Executive                                            10,414          1,332            9,082                                  16
Financial Planning & Regulatory Services              3,513              -            3,513                                  42
Florida Finance                                         332              -              332                                   2
Florida Regulatory & Public Affairs                       5              -                5                                  10
Human Resources                                       9,785              8            9,777                                 127
IT&T                                                 41,742              5           41,711                 26              650
Legal                                                 6,114            549            5,565                                  74
Public Affairs                                           40              4               36                                  19
PV Finance                                            5,325              -            5,325                                  74
Real Estate                                           2,801              -            2,801                                  45
Risk Management                                         665              3              662                                   8
Strategic Planning                                    1,692             57            1,635                                  15
Tax                                                   2,912            118            2,794                                  40
Treasury                                              1,789            171            1,618                                  21
                                                --------------------------------------------------------------------------------
  Total                                            $114,644         $2,433         $112,185                $26            1,535
                                                ================================================================================



Note (1):  Not rounded to thousands

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                     OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

         INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                           employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                                                                                                   RELATIONSHIP
                                                                                                "A" = ASSOCIATE
                                                                                                    "NA"-NON
          FROM WHOM PURCHASED                            DESCRIPTION                                ASSOCIATE             AMOUNT
          -------------------                            -----------                            ---------------           ------

ACCOUNTING, AUDIT & TAX SERVICES
          DELOITTE & TOUCHE LLP                          ACCOUNTING, AUDIT & TAX SERVICES               NA                   2,254
          SPECTRA SPECTROSCOPY &                         ACCOUNTING, AUDIT & TAX SERVICES               NA                     175
          TATUM CFO PARTNERS LLP                         ACCOUNTING, AUDIT & TAX SERVICES               NA                     132
          MISCELLANEOUS (8 ITEMS LESS THAN $100,000)     ACCOUNTING, AUDIT & TAX SERVICES               NA                     193
                                                                                                                     --------------
                                                                                                                             2,754
                                                                                                                     --------------
APPRAISAL SERVICES
          AMER APPRAISAL ASSOC INC                       APPRAISAL SERVICES                             NA                     191
          MISCELLANEOUS (2 ITEMS LESS THAN $100,000)     APPRAISAL SERVICES                             NA                      44
                                                                                                                     --------------
                                                                                                                               235
                                                                                                                     --------------
BENEFIT CONSULTING SERVICES
          VALUEOPTIONS INC                               BENEFIT CONSULTING SERVICES                    NA                     125
          MISCELLANEOUS (7 ITEMS LESS THAN $100,000)     BENEFIT CONSULTING SERVICES                    NA                     217
                                                                                                                     --------------
                                                                                                                               342
                                                                                                                     --------------
COMMUNICATION SERVICES
          MOTOROLA, INC                                  COMMUNICATION SERVICES                         NA                     889
          MIDLAND COMMUNICATIONS                         COMMUNICATION SERVICES                         NA                     656
          CONSENSUS COMM INC                             COMMUNICATION SERVICES                         NA                     157
          MISCELLANEOUS (16 ITEMS LESS THAN $100,000)    COMMUNICATION SERVICES                         NA                     247
                                                                                                                     --------------
                                                                                                                             1,949
                                                                                                                     --------------

COMPUTER & PROGRAMMING SERVICES
          TEKSYSTEMS, INC                                COMPUTER & PROGRAMMING SERVICES                NA                   1,440
          BOGIER CONSULTING INC                          COMPUTER & PROGRAMMING SERVICES                NA                     881
          ANALYSTS INTERNATIONAL CORP                    COMPUTER & PROGRAMMING SERVICES                NA                     874
          CAMINUS CORP                                   COMPUTER & PROGRAMMING SERVICES                NA                     714
          MERCURY DATA SYSTEMS CORP                      COMPUTER & PROGRAMMING SERVICES                NA                     696
          TEAM, INC                                      COMPUTER & PROGRAMMING SERVICES                NA                     658
          KEANE, INC                                     COMPUTER & PROGRAMMING SERVICES                NA                     583
          COMPUWARE                                      COMPUTER & PROGRAMMING SERVICES                NA                     459
          SOLARC, INC                                    COMPUTER & PROGRAMMING SERVICES                NA                     447
          SAPPHIRE TECHNOLOGY                            COMPUTER & PROGRAMMING SERVICES                NA                     400
          BAYTREE ASSOCIATES, INC                        COMPUTER & PROGRAMMING SERVICES                NA                     335
          KPMG, LLP                                      COMPUTER & PROGRAMMING SERVICES                NA                     258
          CONSULTANTS IN DATA PROCESSING, INC            COMPUTER & PROGRAMMING SERVICES                NA                     169
          WAUSAU FINANCIAL SERVICES                      COMPUTER & PROGRAMMING SERVICES                NA                     157
          KASIA, INC                                     COMPUTER & PROGRAMMING SERVICES                NA                     147
          EMPLIFI, INC                                   COMPUTER & PROGRAMMING SERVICES                NA                     146

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

         INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                                                                                                        RELATIONSHIP
                                                                                                       "A"= ASSOCIATE
                                                                                                         "NA"= NON
          FROM WHOM PURCHASED                            DESCRIPTION                                      ASSOCIATE         AMOUNT
          -------------------                            -----------                                   ---------------      ------

COMPUTER & PROGRAMMING SERVICES (CONTINUED)
          CASSIDY SERV LTD                               COMPUTER & PROGRAMMING SERVICES                     NA                141
          SPIRITUS SOLUTIONS                             COMPUTER & PROGRAMMING SERVICES                     NA                132
          PREMIERE COMM & CONSULTING, INC                COMPUTER & PROGRAMMING SERVICES                     NA                126
          MANAGED OBJECT SOLUTIONS, INC                  COMPUTER & PROGRAMMING SERVICES                     NA                126
          WEBMETHODS, INC                                COMPUTER & PROGRAMMING SERVICES                     NA                124
          PARAGON                                        COMPUTER & PROGRAMMING SERVICES                     NA                121
          METAVANTE CORP                                 COMPUTER & PROGRAMMING SERVICES                     NA                101
          CII ASSOCIATES, LTD                            COMPUTER & PROGRAMMING SERVICES                     NA                100
          MISCELLANEOUS (51 ITEMS LESS THAN $100,000)    COMPUTER & PROGRAMMING SERVICES                     NA              1,099
                                                                                                                         ----------
                                                                                                                            10,434
                                                                                                                         ----------
CONSULTING SERVICES - ADVERTISING
          MULLEN INC                                     CONSULTING SERVICES - ADVERTISING                   NA                234
          MISCELLANEOUS (11 ITEMS LESS THAN $100,000)    CONSULTING SERVICES - ADVERTISING                   NA                 55
                                                                                                                         ----------
                                                                                                                               289
                                                                                                                         ----------
CONSULTING SERVICES - ENVIRONMENTAL
          ENVIRONMENTAL INVESTIGATIONS INC               CONSULTING SERVICES - ENVIRONMENTAL                 NA                509
          STORR OFF ENVIRONMENTS INC                     CONSULTING SERVICES - ENVIRONMENTAL                 NA                101
          MISCELLANEOUS (4 ITEMS LESS THAN $100,000)     CONSULTING SERVICES - ENVIRONMENTAL                 NA                 67
                                                                                                                         ----------
                                                                                                                               677
                                                                                                                         ----------
CONSULTING SERVICES - FACILITIES/REAL ESTATE
                                                         CONSULTING SERVICES - FACILITIES/REAL
          EUREST DINING SERV INC                         ESTATE                                              NA                325
                                                         CONSULTING SERVICES - FACILITIES/REAL
          AUS CONSULTANTS INC                            ESTATE                                              NA                126
                                                         CONSULTING SERVICES - FACILITIES/REAL
          MISCELLANEOUS (6 ITEMS LESS THAN $100,000)     ESTATE                                              NA                229
                                                                                                                         ----------
                                                                                                                               680
                                                                                                                         ----------
CONSULTING SERVICES - MARKETING
          SIGNAGE SOLUTIONS LLC                          CONSULTING SERVICES - MARKETING                     NA                352
          MISCELLANEOUS (5 ITEMS LESS THAN $100,000)     CONSULTING SERVICES - MARKETING                     NA                154
                                                                                                                         ----------
                                                                                                                               506
                                                                                                                         ----------
CONSULTING SERVICES - OTHER
          THE MCAULAY FIRM INC                           CONSULTING SERVICES - OTHER                         NA                212
          MARSH USA INC                                  CONSULTING SERVICES - OTHER                         NA                159
          TOWERS PERRIN INC                              CONSULTING SERVICES - OTHER                         NA                154
          THE GELFOND GROUP                              CONSULTING SERVICES - OTHER                         NA                140

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

         INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.



                                                                                                        RELATIONSHIP
                                                                                                       "A"= ASSOCIATE
                                                                                                         "NA"= NON
          FROM WHOM PURCHASED                            DESCRIPTION                                      ASSOCIATE         AMOUNT
          -------------------                            -----------                                   --------------       ------
CONSULTING SERVICES - OTHER (CONTINUED)
          MISCELLANEOUS (34 ITEMS LESS THAN $100,000)    CONSULTING SERVICES - OTHER                         NA                801
                                                                                                                         ----------
                                                                                                                             1,466
                                                                                                                         ----------
CONTRACT LABOR
          MISCELLANEOUS (5 ITEMS LESS THAN $100,000)     CONTRACT LABOR                                      NA                157
                                                                                                                         ----------
                                                                                                                               157
                                                                                                                         ----------
DESIGN SERVICES
          HARPERPRINTS INC                               DESIGN SERVICES                                     NA                240
          MISCELLANEOUS (10 ITEMS LESS THAN $100,000)    DESIGN SERVICES                                     NA                139
                                                                                                                         ----------
                                                                                                                               379
                                                                                                                         ----------
ENGINEERING SERVICES
          JONES EDMUNDS & ASSOC INC                      ENGINEERING SERVICES                                NA                120
          MISCELLANEOUS (6 ITEMS LESS THAN $100,000)     ENGINEERING SERVICES                                NA                 94
                                                                                                                         ----------
                                                                                                                               214
                                                                                                                         ----------
FINANCIAL SERVICES
          MCGRIFF SEIBELS & WILLIAMS INC                 FINANCIAL SERVICES                                  NA                139
          MISCELLANEOUS (4 ITEMS LESS THAN $100,000)     FINANCIAL SERVICES                                  NA                104
                                                                                                                         ----------
                                                                                                                               243
                                                                                                                         ----------
GENERAL CONTRACTING SERVICES
          MISCELLANEOUS (10 ITEMS LESS THAN $100,000)    GENERAL CONTRACTING SERVICES                        NA                147
                                                                                                                         ----------
                                                                                                                               147
                                                                                                                         ----------

JANITORIAL SERVICES
          GEN MAINT CO INC                               JANITORIAL SERVICES                                 NA                489
          MISCELLANEOUS (8 ITEMS LESS THAN $100,000)     JANITORIAL SERVICES                                 NA                 76
                                                                                                                         ----------
                                                                                                                               565
                                                                                                                         ----------
LEGAL SERVICES
          MILLER & CHEVALIER                             LEGAL SERVICES                                      NA              3,515
          CARLTON FIELDS ATTY AT LAW                     LEGAL SERVICES                                      NA              2,039
          BRUDER GENTILE & MARCOUX LLP                   LEGAL SERVICES                                      NA                864
          HUNTON &
          WILLIAMS                                       LEGAL SERVICES                                      NA                827
          SMITH ANDERSON BLOUNT DORSETT                  LEGAL SERVICES                                      NA                671
          THELEN REID & PRIEST LLP                       LEGAL SERVICES                                      NA                669
          SKADDEN ARPS SLATE MEAGHER &                   LEGAL SERVICES                                      NA                515
          PARKER POE ADAMS & BERNSTEIN LLP               LEGAL SERVICES                                      NA                453
          DANIEL J EDELMAN INC                           LEGAL SERVICES                                      NA                429

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

         INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                                                                                                        RELATIONSHIP
                                                                                                       "A"= ASSOCIATE
                                                                                                         "NA"= NON
          FROM WHOM PURCHASED                            DESCRIPTION                                      ASSOCIATE         AMOUNT
          -------------------                            -----------                                   --------------       ------

LEGAL SERVICES (CONTINUED)


          LEBOEUF LAMB GREENE & MACRAE LLP               LEGAL SERVICES                                      NA                402
          PILLSBURY WINTHROP LLP                         LEGAL SERVICES                                      NA                318
          THE BRATTLE GROUP INC                          LEGAL SERVICES                                      NA                302
          CRAWFORD OWEN & HINES PA                       LEGAL SERVICES                                      NA                251
          RICHARD J MCCRORY                              LEGAL SERVICES                                      NA                195
          SWIDLER BERLIN SHEREFF FRIEDMAN LLP            LEGAL SERVICES                                      NA                187
          ELARBEE THOMPSON SAPP & WILSON LLP             LEGAL SERVICES                                      NA                178
          LCG ASSOC INC                                  LEGAL SERVICES                                      NA                170
          THE LYON FIRM PA                               LEGAL SERVICES                                      NA                156
          THOMPSON SIZEMORE & GONZALEZ PA                LEGAL SERVICES                                      NA                154
          FULLER JOHNSON & FARRELL PA                    LEGAL SERVICES                                      NA                147
          KLUSZA & GODING INC                            LEGAL SERVICES                                      NA                133
          JANET & JIM FASS & DELOACH &                   LEGAL SERVICES                                      NA                125
          MARSHALL GERSTEIN & BORUN                      LEGAL SERVICES                                      NA                124
          HOPPING GREEN & SAMS                           LEGAL SERVICES                                      NA                122
          VAN WINKLE BUCK WALL STARNES DAVIS PA          LEGAL SERVICES                                      NA                113
          ABBEY ADAMS BYELICK KIERNAN                    LEGAL SERVICES                                      NA                106
          MISCELLANEOUS (158 ITEMS LESS THAN $100,000)   LEGAL SERVICES                                      NA              2,424
                                                                                                                         ----------
                                                                                                                            15,589
                                                                                                                         ----------
MAINTENANCE SERVICES
          MISCELLANEOUS (89 ITEMS LESS THAN $100,000)    MAINTENANCE SERVICES                                NA                662
                                                                                                                         ----------
                                                                                                                               662
                                                                                                                         ----------
MARKETING RESEARCH SERVICES
          TAYLOR NELSON SOFRES INTERSEARCH INC           MARKETING RESEARCH SERVICES                         NA              1,378
          ENERGY MARKET SOLUTIONS LLC                    MARKETING RESEARCH SERVICES                         NA                313
          J D POWER & ASSOC INC                          MARKETING RESEARCH SERVICES                         NA                160
          MISCELLANEOUS (4 ITEMS LESS THAN $100,000)     MARKETING RESEARCH SERVICES                         NA                111
                                                                                                                         ----------
                                                                                                                             1,962
                                                                                                                         ----------
MEDIATION SERVICES
          KEMA CONSULTING INC                            MEDIATION SERVICES                                  NA                173
          MISCELLANEOUS (7 ITEMS LESS THAN $100,000)     MEDIATION SERVICES                                  NA                  8
                                                                                                                         ----------
                                                                                                                               181
                                                                                                                         ----------
MEDICAL SERVICES
          MISCELLANEOUS (136 ITEMS LESS THAN $100,000)   MEDICAL SERVICES                                    NA                610
                                                                                                                         ----------
                                                                                                                               610
                                                                                                                         ----------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

         INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                                                                                                        RELATIONSHIP
                                                                                                       "A"= ASSOCIATE
                                                                                                         "NA"= NON
                  FROM WHOM PURCHASED                    DESCRIPTION                                     ASSOCIATE        AMOUNT
                  -------------------                    -----------                                   --------------     ------

NEWSWIRE  SERVICES
          MISCELLANEOUS (2 ITEMS LESS THAN $100,000      NEWSWIRE SERVICES                                   NA                103
                                                                                                                         ----------
                                                                                                                               103
                                                                                                                         ----------
PURCHASING CARD SERVICES
          BANK ONE NA                                    PURCHASING CARD SERVICES                            NA                225
          MISCELLANEOUS (1 ITEM LESS THAN $100,000)      PURCHASING CARD SERVICES                            NA                  1
                                                                                                                         ----------
                                                                                                                               226
                                                                                                                         ----------
SECURITY  SERVICES
          SECURITY FORCES INC                            SECURITY SERVICES                                   NA                669
          BURNS INTL SECURITY SERV                       SECURITY SERVICES                                   NA                387
          ASSET PROTECTION TEAM INC                      SECURITY SERVICES                                   NA                137
          HIRECHECK INC                                  SECURITY SERVICES                                   NA                131

          MISCELLANEOUS (76 ITEMS LESS THAN $100,000)    SECURITY SERVICES                                   NA                474
                                                                                                                         ----------
                                                                                                                             1,798
                                                                                                                         ----------
SOFTWARE CONSULTING  SERVICES
          ITINERARY SOLUTIONS INC                        SOFTWARE CONSULTING SERVICES                        NA                158
          MISCELLANEOUS (5 ITEMS LESS THAN $100,000)     SOFTWARE CONSULTING SERVICES                        NA                 93
                                                                                                                         ----------
                                                                                                                               251
                                                                                                                         ----------
TELEPHONE CABLING SERVICES
          COMPULINK                                      TELEPHONE CABLING SERVICES                          NA                164
                                                                                                                         ----------
                                                                                                                               164
                                                                                                                         ----------

TEMPORARY LABOR
          ESG INTL INC                                   TEMPORARY LABOR                                     NA                827
          MANPOWER INC                                   TEMPORARY LABOR                                     NA                150
          THE EXECUTIVE STAFFING GROUP INC               TEMPORARY LABOR                                     NA                149
          MISCELLANEOUS (51 ITEMS LESS THAN $100,000)    TEMPORARY LABOR                                     NA                698
                                                                                                                         ----------
                                                                                                                             1,824
                                                                                                                         ----------
TRAVEL SERVICES
          OMEGA WORLD TRAVEL INC                         TRAVEL SERVICES                                     NA                206
          MISCELLANEOUS (1 ITEMS LESS THAN $100,000)     TRAVEL SERVICES                                     NA                 10
                                                                                                                         ----------
                                                                                                                               216
                                                                                                                         ----------
SERVICES FROM/(TO) AFFILIATES
          PROGRESS TELECOM CORP                          TELECOMMUNICATION SERVICES                           A              2,354
          PROGRESS FUELS CORP                            TRAINING SERVICES                                    A                  5
                                                                                                                         ----------
                                                                                                                             2,359
                                                                                                                         ----------
OTHER SERVICES
          OTHER (292 ITEMS LESS THAN $100,000)           OTHER SERVICES                                      NA              1,551
          ACCOUNTING ITEMS AND ENTRIES (4753 ITEMS)                                                          NA            (5,105)
                                                                                                                         ----------
                                                                                                                           (3,554)
                                                                                                                          ----------
GRAND TOTAL                                                                                                                 43,428
                                                                                                                         ==========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

         INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



           Description                              Amount

           Active Health                           $ 8,476

           Retiree Health and Life                   3,428

           Active Life                                 238

           Pensions                                  4,868

           401(K)Plan                                6,489

           LTD Health and Life                         586

           LTD Salary Continuation                     487

           Deferred Incentive Plans                  7,126

           Deferred Compensation Plans               6,578

           Deferred Benefit Plans                    3,236

           Awards for Excellence                       348

           Severance Related Expenses                  135

           Other                                       (15)

                                                    -------

                          TOTAL                    $ 41,980
                                                    =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of 3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



Description                              Name of Payee                           Amount
TV Ad                                    WLOS - TV INC/Carolina TV                    2
Newspaper Ad                             The Monticello News                          3
Recruiting Ad                            Cybertech Inc                                3
Radio Ad                                 WCHL 1360                                    3
Magazine Ad                              UCF Alumni Assn                              3
Consulting                               The Conference Board Inc                     4
Print Ad                                 Florence Business Journal Inc                4
Sponsorship                              The Master's Academy                         4
Photography                              Filmgraphics Inc                             4
Photography                              Sharpe Images Inc                            4
Freelance                                Melissa Buffington                           4
Sports Marketing                         Host Comm Inc                                4
Photography                              Dimensions III                               5
Photography                              City Color Imaging LLC                       5
Magazine Ad                              Raleigh New Movers                           5
Misc Advertising                         Orlando Reg Chamber Of Comm                  5
Sponsorship                              Greater Raleigh Convention                   5
Print Ad                                 La Conexion Inc                              5
Freelance                                Leigh Ann Frink                              5
Newspaper Ad                             Outer Banks Sentinel                         5
TV Sponsorship                           Cape Fear Habitat for Humanity               5
Media Storage                            Professional Mail Serv Inc                   6
Print Ad                                 Orlando Business Journal                     6
Signage                                  Thomas Sign & Awning                         7
Video Production                         Blue Marble Media Inc                        7
Magazine Ad                              Florida Trend                                9
Print Ad                                 Business NC                                  9
Freelance                                Caprice Patterson                            9
Sports Marketing                         Carolina Mudcats Prof Baseball Club         10
Graphic Supplies                         Computer Tree Of Winston-Salem Inc          10
Misc Advertising                         The Looper Group Inc                        10
Print Ad                                 West Coast Media Group Inc                  10
Print Ad                                 Classic Graphic Inc                         11
Consulting                               Successful Images                           15
Copy Testing & Qualitative               Decision Analyst Inc                        18
Research                                 Diagnostic Research Inc                     18

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

            GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1 (Continued)

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of 3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


Description                              Name of Payee                           Amount
Newspaper Ad                             MRPP Inc                                    19
Magazine Ad                              Fortune                                     20
Print Ad                                 Designers' Press Inc                        20
Contractor                               Jennifer Leonhardt Pittman                  27
Freelance                                Renee L Maxwell                             28
Public Relations Adv Consulting          Daniel J Edelman Inc                        29
Photography                              Stone Soup Prod Inc                         31
Sponsorship                              The Biltmore Co                             50
Newspaper Ad                             TMP Worldwide Inc                           61
Consulting                               John Govreau Concept Dev Inc                85
Research                                 Bellomy Research Inc                        89
Video Production                         Parallax Prod Inc                           96
Misc Advertising                         Bank One                                   116
Software                                 Smartpath Inc                              117
Franchise Advertising                    Chris Mottola Consult Inc                  137
Consulting                               Lister Butler Consulting Inc               169
Print Ad                                 Harperprints Inc                           177
Research                                 Burke Inc                                  313
Broadcast, TV, Radio, Print, and         Mullen Inc                              12,617
   Newspaper Ads
Misc Less than 3K                        N/A                                         57
                                                                           ------------
                                                                                 14,500
                                                                           ============

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.



            Description                                          Amount


            Director's Fees / Expenses                           $  330
            Industry Dues / Fees                                  2,455
            Stock Listing / Debt Rating Fees                        791
            Shareholder Notices / Published Reports                 796
            Trustee Fees                                          1,074
            Vacation Accruals                                     7,480
            Other General Expenses                                  843
                                                                 ------

            Total                                               $13,769
                                                                 ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                               RENTS - ACCOUNT 931

         INSTRUCTIONS: Provide a listing of the amount included in Account 931,
                       "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.



                    Type of Property                   Amount

                    Office Rent                        23,546

                    Computer Equipment                  9,130

                    Aircraft                            3,645

                    Property Tax on Leased Equipment      155

                    Other                                 202
                                                      -------
                             TOTAL                    $36,678
                                                      =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

         INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
                        Income Taxes". Separate the analysis into two groups:
                        (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



             KIND OF TAX                                         AMOUNT


      (1)  Other Than U.S. Government Taxes

           North Carolina Workers' Compensation                 $  17

           South Carolina Workers' Compensation                     6

           North Carolina Unemployment                            433

           South Carolina Unemployment                              8

           Florida Unemployment                                    82

           Georgia Unemployment                                     1

           North Carolina Franchise Tax                           106

           North Carolina Property Tax                            218

           Payroll Tax                                              2

                                                                 ----
                   SUBTOTAL                                     $ 873

      (2)  U.S. Government Taxes

           FICA                                               $ 9,933

           Federal Unemployment                                   142

                                                               ------
                   SUBTOTAL                                   $10,075


                       TOTAL                                  $10,948
                                                              =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                            DONATIONS - ACCOUNT 426.1

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        426.1,"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



-----------------------------------------------------------------------------------------
                                                                           Transaction
Name of Recipient                               Purpose of Donation           Amount
-----------------------------------------------------------------------------------------
AMER ASSN OF BLACKS IN ENERGY                   Civic and Charitable                15
AMER CANCER SOC                                 Matching Grants                     44
AMER FISHERIES SOC                              Civic and Charitable                 4
AMER HEART ASSN                                 Matching Grants                      4
AMER NUCLEAR SOC                                Civic and Charitable                15
AMER RED CROSS                                  Matching Grants                      4
AMER STAGE THEATER                              Civic and Charitable                 6
ARTSPLOSURE                                     Civic and Charitable                 5
ASHEVILLE ART MUSEUM                            Civic and Charitable                10
ASHEVILLE PARKS & RECREATION                    Civic and Charitable                 5
AUDUBON N C                                     Civic and Charitable                20
BE ACTIVE INC                                   Civic and Charitable                 5
BIG ROCK BLUE MARLIN TOURNAMENT                 Civic and Charitable                10
BLACK ART ALLIANCE                              Civic and Charitable                 5
BOYS & GIRLS CLUB OF THE SUNCOAST               Civic and Charitable                 8
BOYS & GIRLS CLUB OF WAKE CO INC                Matching Grants                      3
BRIGADE BOYS & GIRLS CLUB INC                   Civic and Charitable                 3
BRUNSWICK CO HABITAT FOR HUMANITY INC           Matching Grants                      4
CAMPBELL UNIV INC                               Matching Grants                      4
CANCER RESEARCH & PREVENT FOUND                 Civic and Charitable                 5
CAPE FEAR HABITAT FOR HUMANITY                  Civic and Charitable                 5
CAPITAL AREA ASSN YMCA INC                      Matching Grants                      4
CAROLINA ARTS FEST                              Civic and Charitable                25
CAROLINA BALLET                                 Civic and Charitable                14
CAROLINAS ASSN OF CHAMBER OF COMM               Civic and Charitable                 5
CENTRAL CAROLINA ECONOMIC DEV                   Civic and Charitable                 5
CENTRAL FLA SOC FOR HISTORICAL                  Civic and Charitable                26
CHARITY CHALLENGE                               Civic and Charitable                 5
CHATHAM CO COUN ON AGING                        Civic and Charitable                 8
CHIPPER JONES FAMILY FOUND                      Civic and Charitable                 6
CITRUS CO EDUC FOUND INC                        Civic and Charitable                 5
CITY OF DUNEDIN                                 Civic and Charitable                25
CITY OF HARTSVILLE                              Civic and Charitable                10
CITY OF LAKE MARY                               Civic and Charitable                25
CITY OF LAKE WALES                              Civic and Charitable                 8

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        426.1,"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


------------------------------------------------------------------------------------------
                                                                            Transaction
Name of Recipient                               Purpose of Donation            Amount
------------------------------------------------------------------------------------------
COKER COLL                                      Matching Grants                      5
CONGRESSIONAL BLACK CAUCUS                      Civic and Charitable                20
CONGRESSIONAL COALITION ON                      Civic and Charitable                 5
CONTEMPORARY SCIENCE CTR                        Civic and Charitable                 5
COUNCIL FOR SUSTAINABLE FLA                     Civic and Charitable                 5
COUNCIL ON AGING                                Civic and Charitable                 5
COUNTY OF VOLUSIA                               Civic and Charitable                10
COVE CREEK CTR INC                              Civic and Charitable                 4
CRAVEN REG MED CTR FOUND INC                    Civic and Charitable                 5
DIAMANTE INC                                    Civic and Charitable                 4
DIGITAL STORYTELLING                            Civic and Charitable                10
DIXIE GILCHRIST LEVY CO TOURISM                 Civic and Charitable                13
DUKE UNIV                                       Matching Grants                     11
DURHAM PUB EDUC NETWORK                         Civic and Charitable                 5
EASTERN S C ALLIANCE                            Civic and Charitable                 5
ECONOMIC DEV COUN                               Civic and Charitable                25
EDUCATION FOUND OF LAKE CO INC                  Matching Grants                      5
EISENHOWER FELLOWSHIPS                          Civic and Charitable                 7
EMMANUEL COLL                                   Matching Grants                      8
ENABLE AMER INC                                 Civic and Charitable                 5
ENTERPRISE FLORIDA INC                          Civic and Charitable                10
ENVIRONMENTAL EDUC FUND                         Civic and Charitable                 4
ENVIRONMENTAL EDUCATORS OF NC                   Civic and Charitable                 5
EXECUTIVE LEADERSHIP COUN                       Civic and Charitable                10
EXPLORIS                                        Civic and Charitable                25
FAYETTEVILLE STATE UNIV                         Matching Grants                      5
FLA LEGISLATIVE LEADERSHIP FOUND                Civic and Charitable                 5
FLORIDA 4-H FOUND                               Civic and Charitable                 4
FLORIDA CHAMBER OF COMMERCE                     Civic and Charitable                15
FLORIDA COUN ON ECONOMIC EDUC                   Civic and Charitable                10
FLORIDA ECONOMIC DEV COUN INC                   Civic and Charitable                12
FLORIDA EDUC FOUND                              Civic and Charitable                 6
FLORIDA HOUSE ON CAPITOL HILL                   Civic and Charitable                10
FLORIDA INTL MUSEUM                             Civic and Charitable                 5
FLORIDA STATE UNIV FOUND                        Civic and Charitable                 7
FOUNDATION FOR ORANGE CO                        Matching Grants                     10

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        426.1,"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


----------------------------------------------------------------------------------------
                                                                           Transaction
Name of Recipient                               Purpose of Donation           Amount
----------------------------------------------------------------------------------------
FRIENDS OF N C                                  Civic and Charitable                25
FRIENDS OF WAKE CO                              Civic and Charitable                 5
FULL FRAME DOCUMENTARY FILM FEST                Civic and Charitable                55
GARNER ROAD YMCA                                Civic and Charitable                 4
GOOD WORK                                       Civic and Charitable                10
GREATER RALEIGH CHAMBER OF COMM                 Civic and Charitable                18
HAINES CITY ECON DEV COUN                       Civic and Charitable                10
HIGHLANDS CO EDUC FOUND INC                     Civic and Charitable                 6
HOOD COLL                                       Civic and Charitable                 4
HOSPICE OF MITCHELL CO INC                      Matching Grants                      8
INST FOR EMERGING ISSUES                        Civic and Charitable                 5
JAMES E CLYBURN RESEARCH                        Civic and Charitable                 5
JR ACHIEVEMENT OF WNC INC                       Civic and Charitable                 5
JR LEAGUE OF RALEIGH INC                        Civic and Charitable                 5
JUNIOR ACHIEVEMENT INC                          Civic and Charitable                10
JUNIOR ACHIEVEMENT OF CNTL FL INC               Civic and Charitable                10
JUVENILE DIABETES FOUND INTL                    Matching Grants                      3
JUVENILE SERV PROGRAM                           Civic and Charitable                 8
KAREN BEASLEY SEA TURTLE RESCUE                 Civic and Charitable                10
KIDS VOTING N C - WAKE CO                       Civic and Charitable                 7
KIWANIS CLUB OF ASHEVILLE                       Civic and Charitable                 9
LAFAYETTE COLL                                  Matching Grants                      4
LAKE WALES ARTS COUN                            Civic and Charitable                 5
LATIN AMER RESOURCE CTR                         Civic and Charitable                 5
LEADERSHIP FLORIDA                              Civic and Charitable                25
LEADERSHIP NC                                   Civic and Charitable                10
LEADERSHIP TRIANGLE INC                         Civic and Charitable                11
LIFE EXPERIENCES INC                            Matching Grants                      4
LITERACY INITIATIVE FUND                        Civic and Charitable                10
LOUISIANA STATE UNIV                            Civic and Charitable                 4
LUMBER RIVER COUN OF GOVT                       Civic and Charitable                10
MARCH OF DIMES                                  Matching Grants                      5
MARINE CORPS COMM SERV                          Civic and Charitable                10
MARLBORO CO ECONOMIC DEV                        Civic and Charitable                 5

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        426.1,"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


---------------------------------------------------------------------------------------
                                                                           Transaction
Name of Recipient                               Purpose of Donation           Amount
---------------------------------------------------------------------------------------
MARY BROGAN MUSEUM OF ART & SCIENCE             Civic and Charitable                20
MDC INC                                         Civic and Charitable                10
MEREDITH COLL                                   Matching Grants                     18
METRO ORLANDO ECONOMIC DEV COMM                 Civic and Charitable                 8
MONDAY AFTER THE MASTERS                        Civic and Charitable                15
MOUNT OLIVE COLL                                Civic and Charitable                 6
N C 4-H DEV FUND                                Civic and Charitable                 5
N C A & T FOUND INC                             Civic and Charitable                 5
N C AGRIBUSINESS COUN INC                       Civic and Charitable                 5
N C ASSN OF SOIL & WATER                        Civic and Charitable                 5
N C BIG SWEEP INC                               Civic and Charitable                13
N C CENTRAL UNIV FOUND INC                      Matching Grants                      4
N C COMM SOLUTIONS NETWORK                      Civic and Charitable                 8
N C CTR FOR NONPROFITS                          Civic and Charitable                10
N C CTR FOR PUBLIC POLICY                       Civic and Charitable                20
N C FFA ASSN                                    Civic and Charitable                 5
N C FREE INC                                    Civic and Charitable                 5
N C INDIAN ECONOMIC DEV INITIATIVE              Civic and Charitable                10
N C LEGISLATIVE BLACK CAUCUS                    Civic and Charitable                 5
N C LITERACY ASSN                               Civic and Charitable                 5
N C LOW INCOME HOUSING COALITION                Civic and Charitable                10
N C MUSEUM OF ART FOUND INC                     Civic and Charitable                38
N C MUSEUM OF NATURAL SCIENCES                  Civic and Charitable                11
N C NAACP                                       Civic and Charitable                12
N C SCH OF THE ARTS                             Civic and Charitable                10
N C SMALL BUS & TECH DEV CTR                    Civic and Charitable                 8
N C SMART GROWTH ALLIANCE                       Civic and Charitable                12
N C SOC OF HISPANIC PROF                        Civic and Charitable                10
N C STATE ENGR FOUND                            Civic and Charitable                25
N C SYMPHONY                                    Civic and Charitable                 3
N C THEATRE                                     Civic and Charitable                21
N C WILDLIFE FEDERATION                         Civic and Charitable                 5
N C ZOOLOGICAL SOC                              Civic and Charitable                15
NAACP                                           Civic and Charitable                 4
NATL ACADEMY OF ENGR                            Civic and Charitable                25
NATL BLACK CAUCUS OF STATE                      Civic and Charitable                 5
NATL BLACK CAUCUS OF STATE LEGISLATORS          Civic and Charitable                15
NATL HUMANITIES CTR                             Civic and Charitable                 4

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        426.1,"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


---------------------------------------------------------------------------------------
                                                                           Transaction
Name of Recipient                               Purpose of Donation           Amount
---------------------------------------------------------------------------------------
NCSU                                            Civic and Charitable                36
NCSU-MATCHING GIFTS                             Matching Grants                     37
NET CORPS                                       Civic and Charitable                10
NORTH AMER LAKE MGMT SOC                        Civic and Charitable                10
NORTH EASTERN STRATGIC ALLIANCE                 Civic and Charitable                 5
OPERA CO OF N C                                 Matching Grants                      9
OPPORTUNITY FLORIDA                             Civic and Charitable                 8
ORLANDO REG CHAMBER OF COMM                     Civic and Charitable                 4
PALMETTO CONSERVATION FOUND                     Civic and Charitable                 8
PEACE CENTER                                    Civic and Charitable                 5
PEACE COLL                                      Matching Grants                      4
PHILIPPINE AMER ASSN OF N C                     Civic and Charitable                 4
PIEDMONT HEALTH SERV                            Civic and Charitable                10
PINELLAS CO EDUC FOUND                          Civic and Charitable                18
PUBLIC EDUC FOUND OF MARION CO                  Civic and Charitable                 5
PUBLIC SCH FORUM OF N C                         Civic and Charitable                10
PUBLIC SCH OF N C                               Civic and Charitable                 4
RALEIGH CIVIC VENTURES                          Civic and Charitable                15
RALEIGH HISTORIC DISTRICTS COMM                 Civic and Charitable                 5
RALEIGH LITTLE THEATRE                          Civic and Charitable                16
RESEARCH TRIANGLE REGIONAL                      Civic and Charitable                 7
REX CLASSIC                                     Civic and Charitable                 5
S C ASSN OF NONPROFIT ORGANIZATIONS             Civic and Charitable                 5
S C AUTISM SOC                                  Matching Grants                      3
S C EXPORT CONSORTIUM                           Civic and Charitable                 5
S C LEGISLATIVE BLACK                           Civic and Charitable                 4
SALVADOR DALI MUSEUM                            Civic and Charitable                10
SAVE OUR STATE                                  Civic and Charitable                 5
SCHOOL BD OF ALACHUA CO                         Civic and Charitable                 5
SPCA OF WAKE CO                                 Civic and Charitable                 6
ST PETERSBURG AREA CHAMBER OF COMM              Civic and Charitable                10
ST PETERSBURG DOWNTOWN PARTNERSHIP              Civic and Charitable                 5
STATE CAPITOL FOUND INC                         Civic and Charitable                 5
SUMMIT HOUSE                                    Civic and Charitable                 4
SUNCOAST EARTH FORCE                            Civic and Charitable                 5

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

         INSTRUCTIONS:  Provide a listing of the amount included in Account
                        426.1,"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


---------------------------------------------------------------------------------------
                                                                           Transaction
Name of Recipient                               Purpose of Donation           Amount
---------------------------------------------------------------------------------------
TASTE OF THE SOUTH                              Civic and Charitable                10
TEACH FOR AMER                                  Civic and Charitable                 5
THE ARTS CTR                                    Civic and Charitable                15
THE CONSERVATION FUND                           Civic and Charitable                15
THE DEMOCRACY PROJECT                           Civic and Charitable                 5
THE FAITH & POLITICS INST                       Civic and Charitable                 5
THE FLORIDA LEADERSHIP & EDUC FOUND             Civic and Charitable                 8
THE FOUND CTR                                   Civic and Charitable                 5
THE MARROW FOUND                                Civic and Charitable                 5
THE NATURE CONSERVANCY                          Civic and Charitable                20
THE OCEAN CONSERVANCY                           Civic and Charitable                10
THE SALVATION ARMY                              Civic and Charitable                 5
THE UNIV OF N C PRESS                           Civic and Charitable                25
THE WRIGHT CTR                                  Civic and Charitable                 5
THOMPSON CHILDREN'S HOME                        Matching Grants                      4
TIFFANY PINES COMM OUTREACH CTR                 Civic and Charitable                 5
TREVECCA NAZARENE COLL                          Matching Grants                      4
TRIANGLE CONSTR & REAL ESTATE                   Civic and Charitable                 5
TRIANGLE URBAN LEAGUE                           Civic and Charitable                 6
TULANE UNIV                                     Matching Grants                      3
U S NAVAL ACADEMY                               Civic and Charitable                 4
UNC CTR FOR PUBLIC TV                           Matching Grants                      8
UNC PEMBROKE                                    Civic and Charitable                 4
UNC-CHAPEL HILL                                 Matching Grants                     21
UNC-CHAPEL HILL SCH OF JOURNALISM               Civic and Charitable                23
UNC-TV                                          Civic and Charitable                15
UNIV OF FLORIDA/FPA PROGRAM                     Civic and Charitable                10
UNIV OF SC                                      Civic and Charitable                15
UNIV OF TENNESSEE                               Matching Grants                      3
VOLUSIA CO SCH                                  Civic and Charitable                 5
WATERFALL                                       Civic and Charitable                 7
WESTERN N C COMM DEV ASSOC                      Civic and Charitable                 5
WILMINGTON INDUS DEV INC                        Civic and Charitable                 8
WINTER PARK MINISTERIAL ALLIANCE                Civic and Charitable                10
YOUR ONSLOW OPPORTUNITY UNLIMITED               Civic and Charitable                10
YOUTH E-VOTE INC                                Civic and Charitable                 5
MISC- Under 3,000                                                                  433
                                                                           -----------
                                                                                 2,463
                                                                           ===========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                    OTHER DEDUCTIONS - ACCOUNTS 426.2 - 426.5
                                 (In Thousands)

         INSTRUCTIONS:  Provide a listing of the amount included in Accounts
                        426.2 through 426.5, "Other Deductions", classifying such expenses according to their nature.


Description                   Sub Description                  Name of Payee                               Amount
Expenditures for Certain
Civic, Political & Related    Company Labor and associated
Activities                    administrative costs             N/A                                       $  3,292

                              Consulting Services including
                              Lobbyist and Legal fees          Bode Call & Stroupe LLP                         45
                                                               Bracewell & Patterson LLP                       60
                                                               Bryan Houck                                     60
                                                               Capital Strategies Inc                          50
                                                               Don Beason - Powerhouse SQ                      62
                                                               Doug Bruce & Assoc                              30
                                                               Electricity Reform Acctg Project               100
                                                               ESC Group Inc                                   66
                                                               Florida Consultations                           30
                                                               GMA Inc                                         30
                                                               Hunter Limbaugh                                 36
                                                               Kelley McCain & Smith Owens LLC                 48
                                                               McAlister Comm                                  60
                                                               Ogburn & Assoc Inc                              40
                                                               Pearce Researc Assoc Inc                        35
                                                               Ryan Phillips Utrecht & Mackinnon              127
                                                               Smith Anderson Blount Dorsett                   45
                                                               Smith Bryan & Myers Inc                         32
                                                               Tompkins Kinard & Assoc Inc                     72
                                                               W Michael Goldie & Assoc                        30
                                                               Zebulon D Alley PA                              63
                                                               Misc (101 items)                               329
                                                                                                       -----------
                                                               Subtotal                                     1,450
                              Sponsorship fees related to
                              Public Affairs                   Electricity Reform Acctg Project               325
                                                               Nuclear Energy Inst                             39
                                                               Bracewell & Patterson LLP                      160
                                                               The Progress & Freedom Found                    50
                                                               Electric Utility Shareholder                   150
                                                               Misc (56 items)                                157
                                                                                                       -----------
                                                               Subtotal                                       881

                                                               Total                                     $  5,623
                                                                                                       ===========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

              OTHER DEDUCTIONS - ACCOUNTS 426.2 - 426.5 (continued)
                                 (In Thousands)

         INSTRUCTIONS:  Provide a listing of the amount included in Accounts
                        426.2 through 426.5, "Other Deductions", classifying such expenses according to their nature.


Description                   Sub Description                  Name of Payee                               Amount

Other Misc Deductions         Life Insurance Split Dollar      N/A                                       $  1,216
                              License Fees                     N/A                                            300
                                                                                                       -----------
                                                               Total                                        1,516
                                                                                                       ===========


Community Services            Sponsorships                     2005 US Open Championship                       80
                                                               Capitol Sports Mgmt LLC                        275
                                                               Carolina Courage LLC                           205
                                                               Carolina Hurricanes                            372
                                                               Chrysler Championship Tournament               174
                                                               City of Altamonte Springs                       30
                                                               Craig Tile Inc                                  14
                                                               Florida Citrus Sports Events                    83
                                                               Gator Boosters Inc UAA                          33
                                                               Learfield Comm Inc                             233
                                                               Outback Bowl                                    29
                                                               Raycom/JP Sports                                75
                                                               Thomas Sign & Awaning                           19
                                                               Tampa Bay Arena LP                              40
                                                               Tampa Bay Buccaneers                            97
                                                               Tampa Bay Devil Rays LTD                     1,134
                                                               The Bay Hill Invitational                       20
                                                               The Capital Area Sports Found                   15
                                                                                                       -----------
                                                               Total                                        2,928
                                                                                                       ===========

Grand Total                                                                                              $ 10,067
                                                                                                       ===========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

         INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



            See Notes to Financial Statements, Schedule XIV, pages 19 - 25.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                               Organization Chart

                              (Effective 1/1/2004)


President and Chief Executive Officer

   Financial Services- Executive Vice President and Chief Financial Officer
                  Accounting
                  Enterprise Risk Management
                  Finance-Florida
                  Financial Planning & Regulatory Services
                  Strategic Planning
                  Tax
                  Treasury

         Corporate Relations- Senior Vice President and General Counsel
                  Audit Services
                  Corporate Communications
                  Corporate Relations & Administrative Services (Florida) Economic Development
                  Environmental, Health & Safety
                  Legal
                  State Public Affairs (Carolinas)

         Administrative Services- Senior Vice President
                  Corporate Services
                  Human Resources
                  Information Technology & Telecommunications
                  Real Estate

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                          Current Methods of Allocation


Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.



Asset Ratio
A ratio, the numerator of which is the total assets, net of investment in subsidiaries and goodwill, of a Client Company and the denominator of which is the total assets, net of investment in subsidiaries and goodwill, of all Client Companies.

Average Hourly Rate - Aircraft
A ratio, the numerator of which is the variable costs of aircraft expenses and the denominator of which is the total hour usage of all Client Companies.

Circuit Count Ratio
A ratio, the numerator of which is the number of telecommunication circuits of a Client Company and the denominator of which is the number of telecommunication circuits of all the Client Companies. For each fiscal year,
     o The ratio is calculated using counts estimated during the budget cycle for such year,
     o Each Client Company is charged actual costs through work order billing as incurred,
     o The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,
     o Residual costs, if any, are allocated in the same proportions as the actual monthly fees including adjustments, and
     o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

FTE's Assigned Ratio
A ratio, the numerator of which is the number of hours a full-time employee is assigned to a Client Company and the denominator of which is the number of hours full-time employees are assigned to all Client Companies.

Global Ratio
A ratio, the numerator of which is the actual expenses charged to a Client Company and the denominator of which is the actual expenses charged to all Client Companies participating in a group of related services.

Headcount Ratio
A ratio, for infrastructure costs, the numerator of which is the headcount of the Service Company department and the denominator of which is the headcount of all the Service Company departments. A ratio, for non-infrastructure costs, the numerator of which is the headcount of a Client Company and the denominator of which is the headcount of all the Client Companies.

Historical Claims Ratio
A ratio, the numerator of which is the historical claims incurred by a Client Company and the denominator of which is the historical claims incurred by all Client Companies.

Information Technology Application Index Ratio
A ratio, the numerator of which is the index value of each business software application of a Service Company Department or a Client Company and the denominator of which is the index value of each business software application of all Service Company Departments and Client Companies. The index value for each business software application is derived from the application's resource and service requirements. For each fiscal year,
     o The ratio is calculated using values estimated during the budget cycle for such year,
     o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the monthly actual costs of the product by the ratio for such Company,
     o The ratio is adjusted when actual index values vary significantly from estimated counts.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.


Information Technology Distributed Cost Ratio
A ratio, the numerator of which is the IT costs distributed to a Service Company Department or a Client Company and the denominator of, which is the IT costs excluding IT applications development and enhancement charges distributed to all Service Company Departments and Client Companies. For each fiscal year,
     o The ratio is calculated using values estimated during the budget cycle for such year,
     o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the actual costs by the ratio for such Company,
     o The ratio is adjusted when actual distributed costs vary significantly from estimated.

Information Technology Standard Labor Rate
A rate, the numerator of which is the direct salary and associated adders (payroll taxes, benefits, exceptional hours) plus other employee related expenses, and the denominator of which is the hours worked for all Service Company Departments and Client Companies. For each fiscal year:
     o The rate is calculated using costs and counts estimated during the budget cycle for such year,
     o Each Service Company Department and Client Company is charged at the standard rate for each hour worked, or actual costs if the cost of the resources required to perform the work differs significantly from the cost of the resources included in the standard rate,
     o Residual costs are allocated using a ratio, the numerator of which is the actual hours charged to a Service Company Department or Client Company and the denominator of which is the actual hours charged to all Service Company Departments and Client Companies,
     o Residual costs may be allocated at intervals during the fiscal year but final allocations of residual costs are made at the end of such year.

Information Technology Standard Desktop Services Rate
A rate, the numerator of which is the direct salary and associated adders (payroll taxes, benefits, exceptional hours) plus other employee related expenses, and the denominator of which is the number of devices supported for all Service Company Departments and Client Companies. For each fiscal year:
     o The rate is calculated using costs and counts estimated during the budget cycle for such year,
     o Each Service Company Department and Client Company is charged at the standard rate for each device supported, or actual costs if the cost of the resources required to perform the work differs significantly from the cost of the resources included in the standard rate,
     o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Information Technology Standard Headcount Ratio
A ratio, the numerator of which is the number of persons for a Service Company Department or Client Company receiving the service and the denominator of which is the number of persons of all Service Company Departments and Client Companies receiving the service. For each fiscal year,
     o The ratio is calculated using counts estimated during the budget cycle for such year,
     o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the actual costs by the ratio for such Company,
     o The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts.

Information Technology Standard Personal Computer and Device Rates
The rates, the numerator of which is the cost of providing a service for a device and the denominator of which is the number of devices of all Service Company Departments and Client Companies. For each fiscal year,
     o The rates are calculated using costs and counts estimated during the budget cycle for such year,
     o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the rate and the actual device count for such Department or Company,
     o Residual costs are allocated using a ratio, the numerator of which is the actual device count charged to a Service Company Department or Client Company and the denominator of which is the actual device count charged to all Service Company Departments and Client Companies,
     o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.


Insurable Values
A ratio, the numerator of which is the insurable values of a Client Company and the denominator of which is the insurable values of all the Client Companies.

Invoice Ratio
A ratio, the numerator of which is the number of invoices of a Client Company and the denominator of which is the number of invoices of all the Client Companies.

Labor Dollars Ratio
A ratio, the numerator of which is the labor dollars of a Client Company and the denominator of which is the labor dollars of all the Client Companies.

Miles and Hours of Usage Allocation Metric
For fleet and transportation costs, all vehicles are tracked by vehicle number, vehicle class and ownership using a Vehicle Management System ("VMS"). Each vehicle class is assigned a usage factor (e.g. cost per mile or cost per hour). Miles driven and hours used are tracked for each vehicle driven. The VMS calculates the amount to charge the organization based on the usage entered, the usage factor for that class of vehicles and the owner of the vehicle.

Number of Vehicles Managed Ratio
A ratio, the numerator of which is the number of vehicles managed for a Client Company and the denominator of which is the number of vehicles managed for all the Client Companies.

Prior Year Usage Ratio
A ratio, the numerator of which is the actual prior year usage of a Client Company and the denominator of which is the actual prior year usage of all Client Companies.

Square Footage Ratio
A ratio, for infrastructure costs, the numerator of which is the square footage of the Service Company departments or a Client Company and the denominator of which is the square footage of all Service Company and Client Company departments. A ratio, for non-infrastructure costs, the numerator of which is the actual square footage of a Client Company and the denominator of which is the actual square footage of Client Companies benefiting from the service.

Two Factor Method
The Two Factor Method measures two equally weighted factors to arrive at an allocation percentage for each Client Company. The first factor is an Asset Ratio, the numerator of which is the total assets, net of investment in subsidiaries and goodwill, of a Client Company and the denominator of which is the total assets, net of investment in subsidiaries and goodwill, of all Client Companies. The second factor is Revenue, the numerator of which is the total operating revenue and dividend income of a Client Company and the denominator of which is the total operating revenue and dividend income of all Client Companies.

Undepreciated Assets Ratio
A ratio, the numerator of which is the undepreciated assets of a Client Company and the denominator of which is the undepreciated assets of all the Client Companies.


ADDERS:

Benefits Adders
A ratio, the numerator of which is the employee benefits expenses for each Client Company and the denominator is the productive labor dollars of each Client Company. Each Client Company will have its own benefits adder pool to be distributed to that Client Company's total labor dollars. The adder rate may vary by Client Company.

Corporate Common Stores Adders
A ratio, the numerator of which is the total Corporate Common Stores expenses (including purchasing, investment recovery, inventory planning and analysis, supplier diversity, and materials systems expenses) and the denominator of which is the raw material dollars of all Client Companies within the Holding Company system for which the Service Company provides material related services.


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


                      PROGRESS ENERGY SERVICE COMPANY, LLC

                    Current Methods of Allocation (continued)


Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.


Energy Delivery Locational Stores Adders
A ratio, the numerator of which is the total Garner General Warehouse expense (including warehousing, distribution, and inventory management) and the denominator of which is the raw material dollars of the Transmission and Distribution Departments in the Energy Delivery business unit of Progress Energy Carolinas.

Exceptional Hours Adders
A ratio, the numerator of which is the estimated non-productive time for each Client Company and the denominator of which is the productive labor dollars of each Client Company. Each Client Company will have its own exceptional hours adder pool to be distributed to that Client Company's total labor dollars. The adder rate may vary by Client Company.

Payroll Tax Adders
Each labor dollar incurred will have an additional adder to reflect a prorated portion of the payroll taxes. There will be distinct payroll tax pools representing each Service and Client Company's payroll tax expense. Payroll tax adder amounts will be created based on applying a percentage rate to base and overtime labor. There will be one rate per Service and Client Company based on individual company pools as a ratio to each company's labor.



Note: The allocation methods above reflect those that were used during calendar year 2003.



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


             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2003
                                 (In Thousands)

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



         Not Applicable:

         Progress Energy Service Company does not bill its associate client companies for compensation of equity capital.


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


             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                      Progress Energy Service Company, LLC
                      ------------------------------------
                      (Name of Reporting Company)


                      By: /s/ Robert H. Bazemore, Jr.
                      ------------------------------
                      (Signature of Signing Officer)



                      Robert H. Bazemore, Jr., Vice President and Controller
                      ------------------------------------------------------
                      (Printed Name and Title of Signing Officer)


Date:  April 30, 2004


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